FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 October 1, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1        RNS Announcement, re: 1st Quarter Results dated 1 October 2004

30 September 2004

Part 1 of 3

                               British Energy plc

       UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2004 (Q1 05)
                                    UK GAAP

Key Points - Q1 05

No comparative data is available because the Company only commenced publishing quarterly reporting in the third quarter ended 31 December 2003. In reviewing these results, it is important to note that, in general, output and prices tend to be higher in the third and fourth quarters of the financial year.

A summary of the results for the period is set out below:


                                                                                               Quarter ended
                                                                                                30 June 2004
Profit & Loss Summary                                                                                   GBPm
UK operating loss before exceptional items                                                              (20)
Net exceptional operating charges                                                                       (16)
UK operating loss after exceptional items                                                               (36)
Group loss after tax and exceptional items                                                             (115)

The UK operating loss of GBP36m is reported after net exceptional operating charges of GBP16m.

                                                                                               Quarter ended
                                                                                                30 June 2004
EBITDA Summary                                                                                          GBPm
UK operating loss before exceptional items                                                              (20)
Add:  Depreciation                                                                                        18
EBITDA - continuing activities                                                                           (2)
Add: P&L adjustment of revised BNFL back end contracts                                                   (1)
Adjusted EBITDA - continuing activities                                                                  (3)


Notes:

1. EBITDA - is defined by the Company as earnings before interest, taxes, depreciation, amortisation and related exceptional items. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company's financial performance. EBITDA is not a measure of financial performance under United Kingdom Generally Accepted Accounting Principles and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with United Kingdom Generally Accepted Accounting Principles) as a measure of liquidity.

2. EBITDA - continuing activities for Q1 05 does not include the adjustment from the revised BNFL back end contracts of GBP1m charge (benefit of GBP58m in FY 04). Following the asset impairment review at 31 March 2003 (updated at 31 March 2004) all expenditure of a capital nature has been expensed through the P&L account. Capital expenditure will continue to be fully expensed in the P&L account until it is possible to demonstrate that it enhances the value of the Company's assets after taking account of the impairment review. Based on UK GAAP, Capex, as referred to above, cannot be added back to EBITDA. The estimated amount of capital expenditure in Q1 05 was GBP15m.

3. Adjusted EBITDA includes the adjustment of GBP1m charge (benefit of GBP58m in FY 04) from the revised BNFL back end contracts. Further details can be found under the heading "Fuel" in Management's Discussion and Analysis.

EBITDA from continuing activities was negative GBP2m. Adjusted EBITDA, after including an adjustment of GBP1m from the revised BNFL back end contracts, was negative GBP3m.

Net cash outflow from operating activities in the period was GBP61m, which contributed to a decrease in Total Cash (including liquid resources) of GBP72m.

Details of cash and net debt are summarised in the table below, including an update as at 31 August 04.


Cash Balances                              31 August 04            30 June 04            31 March 04
                                               GBPm                   GBPm                   GBPm
Cash not used for collateral
Cash used for collateral                       252                    180                    276
                                               300                    321                    297
Total Cash                    Note 1           552                    501                    573

Total Debt: pre restructuring                  883                    883                    883
Less: total cash                              (552)                  (501)                  (573)
Net Debt                                       331                    382                    310

Note:

1.  Total Cash is the sum of cash at bank and term deposits/bank balances.

Following the implementation of the Proposed Restructuring, GBP700m of New Bonds will replace the existing bonds, the RBS letter of credit and certain PPA's.


                                                                                 Quarter Ended
Output and Unit Costs
                                                                          30 June 04            30 June 03
Output (TWh)
-         Nuclear                                                               15.0                  17.0
-         Coal                                                                   1.4                   1.1
Total Output                                                                    16.4                  18.1
Realised price (GBP/MWh)                                                        18.0

Total operating unit cost (GBP/MWh) - as reported                              19.6

Margin(GBP/MWh)                                                                (1.6)

Impact of adjustments on unit costs:-

Total operating unit costs (GBP/MWh)                                           19.6
Revised BNFL back end contracts (GBP/MWh)                                       0.1
Depreciation (GBP/MWh)                                                         (1.1)
Adjusted operating unit cost (GBP/MWh)                                         18.6
Adjusted Margin (GBP/MWh)                                                      (0.6)
(Figures rounded)

Total UK output for the quarter was 16.4TWh, of which nuclear output was 15.0TWh and Eggborough output was 1.4TWh. This compares with nuclear output of 17.0TWh and Eggborough output of 1.1TWh for Q1 04.

The realised price was GBP18.0/MWh which compares favourably to GBP16.9/MWh for the year ended 31 March 2004 (an increase of 7%), and to GBP15.8/MWh in the first half of the previous year. The total operating unit cost was GBP19.6/MWh which includes depreciation of GBP18m, and Capex expensed to P&L of GBP15m
(GBP47m in H1 04 and GBP70m in FY 04) but does not include the incremental charges of the revised BNFL back end contracts of GBP1m (a benefit of GBP31m in H1 04 and GBP58m in FY 04). This was significantly higher when compared to the total operating unit cost of GBP16.4/MWh for the first half of the previous year due to lower output and increased costs. The margin was negative GBP1.6/MWh, which compares with the negative margin GBP0.6/ MWh reported for the first half of financial year 2004. The adjusted margin was negative GBP0.6/MWh compared to the adjusted margin of positive GBP0.9/MWh for the first half of financial year 2004 after adjusting for depreciation and the revised BNFL back end contracts.

Recent Events and Outlook

- The Company recently announced its revised target of annual nuclear output in its statement dated 30 July 2004 to around 61.5 TWh. The expected annual nuclear output for the year-ending 31 March 2005 will be given in the prospectus which is expected to be published pursuant to the Proposed Restructuring.

- As of mid September 2004 the Company had in place contracts for volume equivalent to virtually all of planned output for FY 05, of which a large majority were at fixed prices. The average price for these contracts for FY 05 is GBP20.8/MWh. The market price for forward baseload contracts has continued to rise during the period. Annual contracts for delivery from October 2004 onwards have risen from around GBP23.5/MWh at the end of March 2004 to over GBP30/MWh by mid September 2004, an increase of some 28%.

- Progress has been made towards the completion of the Proposed Restructuring, but it still remains subject to a number of significant uncertainties and important conditions. The European Commission announced its approval of the Government's State aid application as noted in the Company's announcement on the 22 September 2004. The approval was subject to certain compensatory measures the details of which were announced by the Department of Trade and Industry on 22 September 2004.

- The Company has recently secured a three year GBP60m full-recourse receivables (debt purchase) facility expiring on 24 August 2007. On completion of the Proposed Restructuring the receivables facility will be guaranteed by the other principal companies within the Group (excluding Eggborough Power Limited). This is an important step as, upon HMG receiving State aid approval from the European Commission no further drawings can be made under the credit facility provided by HMG.

- On 23 September 2004 the Company announced that it had received indicative non-investment grade ratings for the GBP550m of New Bonds that are to be issued to certain of our creditors and to the Nuclear Liabilities Fund Limited upon completion of the Proposed Restructuring pursuant to the terms that were announced on 1 October 2003.

-      On 24 September 2004 the United Kingdom Office for National Statistics
(ONS) announced that with effect from 9 September 2002, the Company would be classified as in the public sector. This classification was stated by the ONS to reflect the degree of control that can be exercised by the Government over the Group, first through the Government credit facility and then as a result of the terms of the Proposed Restructuring.

- There are currently and on Admission will continue to be, certain restrictions on and factors affecting our ability to pay dividends. As a result of these restrictions and after making a prudent allowance for collateral requirements the directors consider that the earliest period for which a dividend may be declared is FY 07.

Requisitioned EGM

- On 3 September 2004 British Energy received a formal request from two shareholders holding together in excess of 10% of the issued share capital, Polygon Investment Partners and Brandes Investment Partners, to convene an extraordinary general meeting of British Energy (EGM) to consider three special resolutions and two ordinary resolutions which, if approved, could prevent the Proposed Restructuring being implemented. The Company has taken certain measures to protect the completion of the terms of the Creditor Restructuring Agreement announced on 1 October 2003. These measures are detailed in the delisting circular to shareholders dated 23 September 2004, and in the requisitioned EGM circular to shareholders dated 24 September 2004. On 30 September 2004 Polygon announced that it would withdraw its support for the EGM and consequently has confirmed that it will vote against the resolutions and not further oppose the Proposed Restructuring.

Board Changes

- Since the year-end, we have announced the appointment of Stephen Billingham as Finance Director. Mr Billingham joined the Company at the end of August as Finance Director Designate. As part of ongoing hand over arrangements Mr Billingham was appointed to the Board on 16 September 2004 and Martin Gatto, formerly our Interim Finance Director, stepped down on the same day. Mr Billingham joined British Energy from WS Atkins plc, the engineering consultancy and support service group, where he was Group Finance Director during its successful financial recovery.

- Martin Gatto continues to serve with the Company in the role of Chief Financial Officer.

- Roy Anderson was appointed to the Board as Chief Nuclear Officer on 16 September 2004. Prior to joining the Company, on 5 July 2004, he was president of PSE&G in the United States where he was responsible for all nuclear production.

- David Pryde was appointed as an independent non-executive director on 1 September 2004. Mr Pryde has extensive trading and risk management experience. He has held senior management positions in trading businesses within JP Morgan and Co Inc and has sat on the Boards of the Commodity Exchange, the Chicago Mercantile Exchange and the Futures Industry Association.

- In addition David Gilchrist resigned from the Board of the Company on 5 August 2004. Mr Gilchrist has been with the Company since 1991 and was appointed MD of the nuclear generation business in 2002. The Company thanks him for his past contribution and wishes him well for the future.

For further information please contact:

John Searles, Investor Relations :                        01355 262202
Andrew Dowler, Media:                                     020 7831 3113

A copy of this release and a copy of a presentation in Pdf file format can be found on the Company's web site at www.british-energy.com.

30 September 2004

Part 2 of 3

                               British Energy plc

       UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2004 (Q1 05)
                                    UK GAAP

Management's Discussion and Analysis - Financial Condition and Results Of Operations

Overview

This report contains British Energy's publication of results prepared under UK GAAP for the first quarter ended 30 June 2004. Since this is the first time British Energy has published results for its first quarter, this report does not contain any comparative quarterly information.

In the following discussion the 'three-month period' or the 'quarter' refers to the three months ended 30 June 2004 unless otherwise stated. In this discussion references to 'British Energy' or the 'Company' are to British Energy plc. References to the 'Group' are to the Company and its subsidiaries.

British Energy is continuing to work hard on its proposed restructuring, the terms of which were announced on 1 October 2003 (the Proposed Restructuring). As at 30 June 2004 and 31 August 2004 there were no drawings under the Government Facility.

British Energy has a total of eight nuclear power stations and one coal-fired power station in the United Kingdom.

Electricity demand in the UK is seasonal, in that demand and prices have been generally lower in summer than in winter. As a result, British Energy (and other generators) schedule a significant proportion of planned outages for the summer months. This seasonality in both prices and output can have a direct effect on operating performance and cash flows.

Total output for the quarter was 16.4 TWh of which nuclear output was 15.0 TWh. This fell short of the Company's expectations, and was adversely affected by unplanned outages lasting for fourteen days or more at Sizewell B, Torness and Heysham 2, contributing to lost output of approximately 1.7 TWh.

On 30 July 2004 the Company announced that following the evaluation of structural inspections carried out during the statutory outage at the Hartlepool power station and discussions with the Nuclear Installations Inspectorate, the Company decided that further work to demonstrate the integrity of certain boilers was necessary. This work entails intrusive visual inspections of a number of boiler closures at Heysham 1 and at Hartlepool. The Company reviewed its annual nuclear output target previously announced at 64.5 TWh and believed that in the light of these new issues it was prudent to revise the nuclear output target for the 2004/05 financial year to around 61.5 TWh. The expected annual nuclear output for the year ending 31 March 2005 will be given in the prospectus which is to be published pursuant to the Proposed Restructuring.

The realised price was GBP18.0/MWh for the three-month period. The market price for forward annual baseload contracts has risen by over 20% during the quarter, resulting in an increased requirement for collateral for trading counterparties.
  As of mid September 2004, fixed price sales contracts were in place covering a high proportion of planned output in 2004/05 at an average price of GBP20.8/MWh.

As at 30 June 2004 and 31 August 2004 the Company had cash balances amounting to GBP501m and GBP552m respectively, of which GBP321m and GBP300m were deposited as collateral in support of trading and operating activities. At 31 March 2004 the Company had cash balances amounting to GBP573m of which GBP297m had been deposited in support of collateral requirements.

In accordance with the dividend policy set out within the annual accounts to 31 March 2004 and as updated below, no dividend has been declared for the quarter. The Proposed Restructuring remains subject to a large number of significant uncertainties and important conditions. On 22 September 2004 the Company announced the receipt by the Secretary of State of notification from the European Commission that as far as the Proposed Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market. The European Commission's decision is subject to the following conditions:

- the Company's nuclear and generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidise any of the Company's businesses. This measure will last indefinitely;

- there will be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

- a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market prices for six years unless there are exceptional market circumstances as determined by an independent expert.

Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required. In any event, the Proposed Restructuring requires to be completed by the earlier of 120 days after the satisfaction of the initial conditions and 31 January 2005.

If for any reason British Energy is unable to implement the Proposed Restructuring it may be unable to meet its financial obligations as they fall due in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders. Even if the Proposed Restructuring is completed, the return, if any, for shareholders will represent a very significant dilution of their existing interests.

Key Points on Results

- The Group recorded an operating loss of GBP36m in the three-month period, including exceptional operating costs of GBP16m (further detail is provided in note 4 to the financial statements).

-         Losses before tax of GBP115m were recorded in the three-month period.

- Total output for the quarter was 16.4 TWh. Nuclear output was down by 12% to 15.0 TWh in the three-month period, compared with 17.0 TWh of nuclear output in the equivalent period last year.

- Realised price (which is calculated by dividing turnover, net of energy supply costs and miscellaneous income, by total output during the period) was GBP18.0/MWh for the three-month period. This compared to GBP16.9/MWh for the year ended 31 March 2004; an increase of 7%.

- Total operating unit costs, excluding revalorisation (which is calculated by dividing the total operating costs, net of exceptional items and energy supply costs, by total output), were GBP19.6/MWh for the three-month period. This compared to GBP16.5/MWh for the year ended 31 March 2004, an increase of 19% mainly due to the lower volumes and the largely fixed cost base, together with the inclusion of a GBP13m pension charge for the quarter.

- Operating cash outflow was GBP61m for the three-month period. Net debt increased in the quarter by GBP72m to GBP382m, primarily as a result of working capital outflow and the loss for the quarter.

- A contingent asset of GBP338m has been accumulated but not recognised in the financial statements as at the period end arising from the revised BNFL contracts. The consequence of this is that the results for the quarter do not reflect the profit and loss account charge that would arise under the revised BNFL back-end contracts, although any cash flow benefits have already been reflected as cash payments assume the revised BNFL back-end contracts are in place. The profit and loss account charge under the revised BNFL contracts would be GBP1m higher in the quarter compared with GBP58m lower in the previous financial year due to increased electricity market prices. The net benefit under the revised BNFL back-end contracts to the date of restructuring will be recognised in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments.

Explanatory Notes

Certain statements in this document are 'forward-looking' statements as defined in Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements include, among others:

- statements concerning the Proposed Restructuring and its effect on the Group's business and financial condition or results of operations;

- the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operation; and

- other matters that are not historical facts concerning the Group's business operations, financial condition and results of operations.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond the Group's control and may cause its actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which apply only as at the date hereof, the Company is claiming the benefit of the ' safe harbour' provision contained in Section 21E of the US Securities Exchange Act of 1934.

EBITDA is defined by the Company as earnings before interest, tax, depreciation, amortisation and related exceptional items. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company's financial performance. EBITDA is not a measure of financial performance under United Kingdom Generally Accepted Accounting Principles (UK GAAP) and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with UK GAAP) as a measure of liquidity.

The following discussion and analysis should be read in conjunction with the unaudited financial statements for the three months ended 30 June 2004 and the notes thereto which are included in this report. The full financial statements for the year ended 31 March 2004 and the notes thereto are not included in this report but are available on the British Energy website (www.british-energy.com).

British Energy has also prepared, for the first time, a quarterly report on a Form 6-K under accounting principles generally accepted in the United States (US
GAAP) for the three months ended 30 June 2004 which is also available on the British Energy website.

KEY EVENTS

Restructuring Developments

On 22 September 2004 the Company announced the receipt by the Secretary of State of notification from the European Commission that as far as the Proposed Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market.

Bruce Power Disposal

The disposal of the interest in Bruce Power was completed on 14 February 2003. On 12 February 2004 the Company received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station. Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

In addition to the consideration received at the time of the disposal of its interest in Bruce Power, British Energy was entitled to receive up to C$100m, contingent on the restart of two of the Bruce A Units. On 25 May 2004 the Company received C$10m in respect of the restart of Unit 3 in addition to the sum of C$20m already received in respect of the restart of Unit 4. Discussions are ongoing with the Ontario Provincial Government regarding the release of further sums, if any. The total amount that will be released will be significantly less than C$100m.

Board Affairs

During the quarter the Company announced the appointment of Stephen Billingham as Finance Director Designate. Stephen Billingham joined the Company in August 2004. As part of the ongoing hand over arrangements Stephen Billingham was appointed to the board of the Company (the Board) on 16 September 2004 and Martin Gatto, formerly the Interim Finance Director, resigned from the Board on the same day and assumed the role of Chief Financial Officer. Stephen Billingham joined British Energy from WS Atkins plc, the engineering consultancy and support services group, where he was Group Finance Director. Prior to his role at WS Atkins plc, he led the finance team that concluded the Metronet London Underground Public Private Partnership.

On 5 August 2004, the Company announced the resignation of David Gilchrist from the Board.

On 27 August 2004, the Company announced the appointment of David Pryde as an independent Non-Executive Director with effect from 1 September 2004. David Pryde has extensive trading and risk management experience having held various senior management positions in trading businesses within JP Morgan and Co Inc and has sat on the Boards of the Commodity Exchange, the Chicago Mercantile Exchange and the Futures Industry Association.

On 16 September 2004 the Company announced the appointment of Roy Anderson to the Board as Chief Nuclear Officer. Roy Anderson, who joined the Company on 5 July 2004, was previously President of PSEG Nuclear, having also previously been Chief Nuclear Officer of Nuclear Management Company and of Florida Power Corporation.

Performance Improvements

The Performance Improvement Programme (PIP) commenced during the year ended 31 March 2004. Following an initial mobilisation phase which ended in July 2004 and which included an asset condition survey, and the development of a plan of action, the next phase of PIP implementation, which will focus on staff organisation, prioritisation of work activities and human performance initiatives is targeted to complete, subject to availability of sufficient working capital headroom, around 1 April 2005. The final phase, which focuses on investing in the materiel condition of our plant, is targeted to complete, subject again to sufficient working capital headroom being available, by 31 March 2007. Certain aspects of remedial capital investment will, however, likely run beyond that into the financial year ending 31 March 2008.

The Company expects that investment in plant projects, major repairs and strategic spares across the whole new British Energy Group including incremental costs associated with the PIP of approximately GBP20m will be in the range of GBP150m to GBP180m.

British Energy's Trading Development Programme to improve and extend trading capability and asset utilisation remains on track.

Pension Scheme Valuation

A triennial valuations of the Group's pension schemes is being carried out by the schemes' actuaries as at 31 March 2004, however, the result of the valuation will not be concluded until October 2004. The combined funding deficiencies (on the actuarial bases used for the valuations) in the two pension schemes is expected to be GBP385m, within the range of GBP330m to GBP440m previously disclosed. The impact of this deficit will be reflected in our financial results for the year ending 31 March 2005, and a charge of GBP13m was recognised in the quarter.

Prior Period Adjustment

In preparing the financial statements for the quarter, the Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held. The adoption of these new UITF Abstracts represents a change in accounting policy and the comparative figures have been restated accordingly.

The Group has restated opening reserves to comply with the above UITF Abstracts so that the profit and loss account reserve has been decreased by GBP2m and other fixed asset investments have decreased by the same amount as at 1 April 2004. The impact of the adoption of UITF Abstract 38 on the profit and loss account for the three months ended 30 June 2004 and the year ended 31 March 2004 was not material. The effect of UITF Abstract 17 on the results for the periods ended 31 March 2004 and 30 June 2004 was not material.

Other Factors Affecting Results of Operations

The results of operations are principally affected by changes in plant output, electricity prices and operating costs. Each of these factors is discussed below.

Plant Output

Nuclear output was 15.0 TWh (a 72% load factor) for the three-month period. The UK nuclear output for the equivalent period in 2003 was 17.0 TWh (an 82% load factor). The reduction on prior year is primarily due to the number of unplanned outages occurring in the quarter. Sizewell B, Torness and Heysham 2 all had unplanned outages that lasted for fourteen days or more in the quarter. A rotor earth fault at Sizewell B in April caused one unit to be shut down to carry out repairs with the loss of output of 0.8 TWh, the unit did not return to service until mid June. A reactor at Torness was shut down for most of May for the extension to a planned outage for boiler modifications with the overall loss of output of 0.5 TWh and one unit at Heysham 2 was out of service between May and June as blocked boiler tubes were cleared with a loss of output of 0.4 TWh. There were also a number of other smaller unplanned outages lasting less than fourteen days.

Output from the coal-fired power station at Eggborough was 1.4 TWh during the three-month period. For the equivalent period in the previous year, the output was 1.1 TWh. As Eggborough is operated primarily as a flexible mid-merit power station, its output level is influenced by market prices, the Company's contracted trading position and the extent to which it is operated as cover for unplanned outages at our nuclear power stations.

Commissioning work on the Flue Gas Desulphurisation (FGD) equipment that is being fitted to Units 3 and 4 at Eggborough continued through the three-month period. The Company has advised the Environment Agency (the EA) of its intention to opt out Units 1 and 2 from the requirements to set Emission Limit Values (ELVs) under the Large Combustion Plant Directive (the LCPD), which will mean that these units must close within 20,000 operational hours from 1 January 2008 and in any case no later than 31 December 2015. The decision to apply for an opt out for units 1 and 2 from the ELV limits was on the basis of the Government's view that opted out plant can opt back in before 30 June 2005, while a decision not to have opted out by 30 June 2004 is irrevocable. It was therefore decided to "conditionally" opt out Eggborough's two non-FGD units under the LCPD. The EA confirmed that the opt out had been granted on 30 June 2004.

Electricity Prices

The market price for forward baseload contracts has continued to rise during the three-month period. Annual contracts for delivery from October 2004 onwards have risen from around GBP23.5/MWh at the end of March 2004 to over GBP30/MWh mid September 2004, an increase of some 28%. As of mid September 2004, fixed price sales contracts were in place covering a large majority of planned output in 2004/05 at an average price for the full year of GBP20.8/MWh.

During the quarter and the prior year the overriding concern of British Energy was to reduce the Group's exposure to potential falls in the market price of electricity. Therefore the Company sought to sell forward virtually all of our planned generation. As a result the Company has not fully benefited from the more recent rises in market prices. The Group has continued with its trading strategy to reduce exposure to volatility in medium term market prices, utilising a variety of routes to market whilst seeking to reduce the amount of trading collateral required.

British Energy's realised price was GBP18.0/MWh for the three-month period. This compares to an average price of GBP16.9/MWh for the year ended 31 March 2004. The higher realised price is a result of the increase in market prices over the previous year, partly offset by seasonal factors and earlier fixed price contracts.

Operating Costs

Operating costs after exceptional items were GBP408m for the three-month period. These are discussed more fully later in this report in the 'Results of Operations' section.

Exceptional Items

The financial results of both the three-month period and the year ended 31 March 2004 were affected by a number of exceptional items. The table below summarises the impact of exceptional items (before tax).


                                                                                             3 months  Year ended
                                                                                                ended    31 March
                                                                                              30 June        2004
                                                                                                 2004        GBPm
                                                                                                 GBPm

Restructuring costs                                                                                 5          43
Severance costs                                                                                     8           -
Siemens' settlement                                                                                 -        (18)
Fixed asset write-up                                                                                -       (295)
Depreciation - corporate headquarters                                                               3           -
UK decommissioning fund write-up                                                                    -        (13)

Exceptional items included within operating costs                                                  16       (283)

Revalorisation charges/(credits)                                                                    2        (68)
Interest rate swaps provision credit                                                                -         (5)

Exceptional items included within financing costs                                                   2        (73)

                                                                                                   18       (356)
Exceptional gain on sale of joint venture and businesses                                          (4)        (47)

Total net exceptional charges/(credits)                                                            14       (403)

Exceptional items are discussed more fully in notes 4, 5 and 8 to the financial statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED 30 JUNE 2004

Group Performance

The operating result after exceptional operating items was an operating loss of GBP36m for the three-month period.

The loss on ordinary activities before taxation was GBP115m for the three-month period.

The discussion below focuses on the results of continuing activities for the three-month period.

Turnover

Turnover was GBP372m for the three-month period and is analysed as follows:


                                                                                             3 months  Year ended
                                                                                                ended    31 March
                                                                                              30 June        2004
                                                                                                 2004        GBPm
                                                                                                 GBPm
Direct supply sales net of energy supply costs                                                    143         522
Energy supply costs recovered from customers                                                       70         260

                                                                                                  213         782
Wholesale generation sales                                                                        153         703
Miscellaneous income                                                                                6          31

                                                                                                  372       1,516


Direct Supply Sales

The direct sales business has continued to make good progress during the three-month period in its core market of industrial and commercial customers.

Wholesale Generation Sales

The level of wholesale generation sales for the quarter reflects partly the changing mix of sales being contracted by the Company and also the output in the quarter. The GBP153m of wholesale generation sales for the quarter represents 42% of turnover excluding miscellaneous income compared to 47% in the previous year.

Operating Costs

Total operating costs before exceptional items were GBP392m for the three-month period, and are further analysed as follows:


                                                                                             3 months  Year ended
                                                                                                ended    31 March
                                                                                              30 June        2004
                                                                                                 2004        GBPm
                                                                                                 GBPm
Continuing activities
- Fuel                                                                                            104         413
- Materials and services                                                                          127         512
- Staff costs                                                                                      73         224
- Depreciation charges                                                                             18          50

                                                                                                  322       1,199
Energy supply costs                                                                                70         260

Total operating costs                                                                             392       1,459

Fuel

Total fuel costs amounted to GBP104m for the three-month period. Nuclear fuel costs were GBP81m and coal costs were GBP23m.

The costs of nuclear fuel in the quarter were marginally higher when compared with the prior year on a pro rata basis. The prior year contained a number of small one off credits totalling approximately GBP4m that were not replicated in the quarter. These were offset by reductions of GBP2m in comparable costs mainly as a result of lower output in the quarter proportionally compared to the prior year.

On 31 March 2003 and 16 May 2003, the Company announced that it had exchanged contracts covering front-end and back-end fuel services required to give effect to the non-binding heads of terms entered into with BNFL. The amendments to existing front-end contracts contained in the March 2003 deeds of amendment to the existing AGR fuel supply agreements became effective on 1 April 2003 but (except in relation to the new arrangements for the supply of uranics to BEG) may be terminated if the Proposed Restructuring is not completed. The revised back-end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back-end contracts had become effective on 1 April 2003.

The financial statements for the three-month period have been prepared upon the basis of the historic BNFL contracts in respect of back-end fuel costs, pending satisfaction of the conditions set out in the revised contracts. This is the only element of the Proposed Restructuring that will have a retrospective accounting impact.

The consequence of this is that the results for the quarter do not reflect the profit and loss account charge that would arise under the revised BNFL back-end contracts, which amounted to an increase in the charge of GBP1m in the quarter. The effect of the revised contracts will be recognised on the completion of the Proposed Restructuring, together with other restructuring adjustments. The cost for the quarter under the revised contracts has been calculated using an average electricity price for the quarter, as defined in the revised BNFL back-end contracts, of GBP23.9/MWh.

As noted above and as part of the standstill arrangements, the Group has made payments during the year to BNFL as if the revised BNFL back-end contracts were in place. The difference in the cash payments that include the profit and loss account savings under the revised contracts, means that included within current liabilities are amounts due to BNFL which will never be paid by the Group, provided the Proposed Restructuring is completed. These amounts totaled GBP338m at 30 June 2004, an increase of GBP32m from GBP306m at 31 March 2004 reflecting payments that would have been made under the historic BNFL contracts and accrued standstill interest offset by fuel costs under the revised back-end BNFL contracts.

This matter is discussed further in note 16 to the financial statements.


                                                                                                     GBPm     GBPm
Opening balance at 1 April 2004                                                                                306
Amounts payable to BNFL under the historic back-end contracts for the period                          64
Less: amounts paid/payable for the period under the revised BNFL back-end contracts, analysed as follows:
Amounts settled                                                                                     (26)
Amounts included in accruals at quarter end                                                         (13)

Cash flow benefit arising within the quarter                                                          25
Finance charges accrued on amounts stoodstill                                                          7

                                                                                                                32

Closing balance at 30 June 2004                                                                                338


The net benefit under the revised BNFL back-end contracts to the date of the Proposed Restructuring will be recognised in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments. The ultimate benefit recognised will depend on a number of factors including the date of the Proposed Restructuring, the market price of electricity between 1 April 2004 and the date of the Proposed Restructuring as defined in the contract and the amount of fuel used.

Materials and Services

Materials and services costs comprise the operating expenses of our power stations and support functions excluding fuel costs, staff costs and depreciation. The costs during the three-month period were GBP127m excluding exceptional restructuring costs.

Included in materials and services is capital investment expenditure of GBP15m for the three-month period that was expensed as operating costs. This arises because it was not possible to demonstrate that this expenditure enhanced the value of the Group after taking account of the fixed asset impairment review carried out in the year ended 31 March 2004.

Exceptional charges amounting to GBP5m were incurred for the quarter in relation to advisory and other costs associated with the Company's Proposed Restructuring.

Staff Costs

Staff costs, excluding exceptional restructuring costs, were GBP73m for the three-month period. This includes pension costs of GBP13m expensed under SSAP 24.

In addition an exceptional charge of GBP8m has been recorded for severance costs in relation to the Group's restructuring.

Depreciation

Depreciation charges were GBP18m in the three-month period. The charges for depreciation are significantly affected by the GBP3,738m write down of fixed assets at 31 March 2003 and have increased compared to the prior year due to the partial write back of GBP295m at 31 March 2004 (see notes 4 and 8 of the financial statements). An exceptional depreciation charge of GBP3m was recorded to align the carrying value of the Company's corporate headquarters at Peel Park, East Kilbride, Scotland to its market value.

Energy Supply Costs

Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through turnover. Energy supply costs also include costs of GBP8m related to meeting the cost of compliance with the Renewables Obligation which are also recovered through turnover. The Group is required to comply with the Renewables Obligation as part of the regulations governing climate change. Total energy supply costs were GBP70m for the three-month period.

Operating (Loss)/Profit

As shown below, Group operating loss after exceptional items was GBP36m:


                                                                                             3 months  Year ended
                                                                                             ended 30    31 March
                                                                                            June 2004        2004
                                                                                                 GBPm        GBPm
Operating (loss)/profit before exceptional items                                                 (20)          57
Exceptional items                                                                                (16)         283

Group operating (loss)/profit                                                                    (36)         340


Financing Charges

Total financing charges were GBP83m made up of revalorisation and net interest, which are analysed below:


                                                                                             3 months  Year ended
                                                                                             ended 30    31 March
                                                                                            June 2004        2004
                                                                                                 GBPm        GBPm
Revalorisation of nuclear liabilities                                                              77         215
Revalorisation of decommissioning fund                                                           (10)        (28)
Share of revalorisation of joint venture                                                            -         (2)

Total revalorisation                                                                               67         185
Net interest expense                                                                               14          64

Financing charges before exceptional items                                                         81         249
Exceptional interest credit                                                                         -         (5)
Exceptional revalorisation charge/(credit)                                                          2        (68)

Total financing charges                                                                            83         176

Revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per year real from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year and to remove the effect of pro rata discount. Similarly, a revalorisation credit arises in respect of the decommissioning fund that is calculated by applying an actuarial assessment of the long-term investment growth rate to fund contributions in order to determine the asset value to be recorded in the balance sheet. The growth rate used in the calculations is based on 3.5% per annum real.

The net revalorisation charge excluding exceptional items was GBP67m in the three-month period. The weighted average UK inflation rate was higher in the three-month period compared with the prior year. The remaining increase in the quarter when proportionally compared with the prior year was due to a charge based on a higher opening nuclear liabilities balance.

The net interest expense charge of GBP14m for the quarter comprises interest payable of GBP19m offset by interest receivable of GBP5m.

In the quarter there was an exceptional charge of GBP2m in respect of revaluation of the decommissioning fund receivables. These are discussed more fully in note 5 to the financial statements.

Taxation

There was no taxation charge on ordinary activities in the three-month period ended 30 June 2004. The taxation charges reflect the anticipated effective tax rates relating to the underlying business performance on a pre-restructured basis for the year ending 31 March 2005.

No deferred tax asset has been recognised at 30 June 2004.

Loss on Ordinary Activities

As a result of the factors discussed above, there was a loss on ordinary activities after taxation for the three-month period of GBP115m.

Deficit per Share

There was a deficit per share of 19.1p for the three-month period.

Investment Expenditure

During the three-month period, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totalled GBP32m of which GBP15m may have been capitalised, with the main projects in the period including replacement of cast iron pipework, fuel route improvements and the implementation of the work management programme. None of this has been capitalised as fixed assets since it has not been possible to demonstrate that the investment expenditure enhanced the value of the Company's fixed assets after taking account of our previous impairment review. Based on its current expectations of future electricity prices and output, and therefore financial resources, the Company believes that investment in plant projects, major repairs and strategic spares across the whole Group which includes incremental PIP expenditure of approximately GBP20m will be in the range of GBP150m to GBP180m for the year ending 31 March 2005, compared with GBP128m for the year ended 31 March 2004.

Research and Development

We support scientific and engineering research activities primarily directed toward securing further improvements in the reliability, performance and safety of our generating business. For the three-month period our expenditure on research and development was GBP4m which is included within material and services costs.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operating Activities

A reconciliation of profit after tax and exceptional items to earnings before interest, tax, depreciation, amortisation and related exceptional items (EBITDA) is shown in the following table. EBITDA is a measure commonly reported and widely used by analysts, certain investors and other interested parties, as well as a measure used internally by the Group. The EBITDA calculations are shown for the total results and also exclude the disposals during the period and exceptional items for the continuing business. The EBITDA calculation for the continuing activities is further reconciled to the operating cash flow from continuing activities and then to the decrease in total cash.


                                                                                             3 months  Year ended
                                                                                             ended 30    31 March
                                                                                            June 2004        2004
                                                                                                 GBPm        GBPm
(Loss)/profit after tax and exceptional items                                                   (115)         234
Interest (including exceptional items)                                                             14          59
Revalorisation (including exceptional items)                                                       69         117
Tax (including exceptional items)                                                                   -         (2)
Depreciation (including exceptional items)                                                         21          50
Exceptional depreciation credits due to impairment review                                           -       (295)

EBITDA                                                                                           (11)         163
Gain on sale of businesses                                                                        (4)        (47)
AmerGen profit                                                                                      -        (21)
Net exceptional charges other than depreciation                                                    13          12

EBITDA - continuing activities                                                                    (2)         107
Nuclear liabilities charged to operating costs                                                     35         130
Nuclear liabilities discharged                                                                   (37)        (59)
Regular contributions to decommissioning fund                                                     (5)        (19)
Other provisions discharged                                                                         -         (3)
Exceptional operating cash costs                                                                  (5)        (25)
Working capital movements                                                                        (47)          25

Operating cash flow from continuing activities                                                   (61)         156
Taxation paid                                                                                       -        (12)
Disposal of investments                                                                             4         171
Net interest paid                                                                                (15)        (75)

(Decrease)/increase in total cash                                                                (72)         240

Represented by:
(Decrease)/increase in cash in the period                                                        (88)         175
Increase in liquid resources                                                                       16          65
(Increase)/decrease in net debt in the period                                                    (72)         240


The operating cash outflow from continuing activities for the quarter was GBP61m. Included in the quarter cash flows are capital investment amounts totalling GBP15m that are expensed as part of materials and services costs.

When adjusted for the receipts from the sale of investments and the net interest paid, there was a decrease in total cash of GBP72m.

The movement on working capital of GBP47m can be attributed to a decrease in creditors reflecting deferred fuel payments at 31 March 2004 and reduced quarterly trading and a decrease in the pension prepayment and further reduction in trade debtors due to the reduced levels of quarterly trading.

Management of Liquid Resources

The net cash outflow due to movements in financial investments and increases in term deposits was GBP72m in the three-month period. The balances on the term deposit accounts holding the collateral amounts increased from GBP297m at 31 March 2004 to GBP321m at 30 June 2004.

Capital Resources

At 30 June 2004, total debt of GBP883m comprised:

- A project finance loan of GBP475m secured by, amongst other things, the shares in, and assets of Eggborough Power Limited (EPL), a subsidiary company that operates the Eggborough power station. Amounts owed by EPL are not guaranteed by British Energy but British Energy guarantees the payment of amounts by British Energy Power and Energy Trading Limited (BEPET) to EPL under the Capacity and Tolling Agreement (CTA). The contractual amounts payable by BEPET under the CTA are calculated so as to cover, amongst other things, EPL's borrowing requirements and operating costs. British Energy also provides a subordinated loan facility to EPL. The final instalment of project finance loan principal will be repaid in 2011. The project finance loan currently bears interest at LIBOR plus 1.3%. It is proposed that these arrangements will be restructured as part of the Proposed Restructuring of the Group. For further details of the Proposed Restructuring see note 1 to the financial statements.

- An aggregate principal amount of GBP408m sterling denominated bonds due between 2003 and 2016. The bonds bear interest at a rate of between 5.9% and 6.2%. An aggregate principal amount of GBP110m matured in March 2003 but payment has been stoodstill as part of the arrangements of the Proposed Restructuring of the Group.

There were no drawings under the Government Facility at any point during the quarter or at 30 June 2004. The conditions applying to the Government Facility are more fully discussed in note 1 to the financial statements.

Net debt increased in the quarter by GBP72m to GBP382m, primarily as a result of working capital outflow and the loss for the quarter.

Future Liquidity

The Group had cash and liquid resources, including amounts posted as collateral, of GBP501m at 30 June 2004 of which GBP321m was deposited as collateral in support of trading and operating activities.

The Group's main source of liquidity is its operating businesses. Cash generation by the operating businesses is dependent upon the reliability of the Group's power stations in producing electricity, the realised selling price for electricity, operational risk and capital investment expenditure (expensed in the profit and loss account since 1 April 2003), maintenance requirements as well as collateral requirements relating to trading activities.

The Group lost its investment grade rating in September 2002. The Group intends to seek a new credit rating prior to the issuance of New Bonds as part of the Proposed Restructuring. The loss of investment grade rating has meant that the Group now has to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to the Group. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments becoming payable as well as having an adverse effect on cash flows. On 23 September 2004 the Company announced that it had received indicative non-investment grade ratings for the GBP550m of New Bonds that are to be issued to certain of the Company's creditors and to the Nuclear Liabilities Fund Limited upon completion of the Proposed Restructuring pursuant to the terms announced on 1 October 2003.

The Government Facility will mature on the earliest of (1) 31 January 2005, (2) the date on which the Proposed Restructuring becomes effective and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a Commission decision or an obligation under EU law. Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market, no further drawings can be made under the Government Facility. Since no incremental collateral can be posted under the Government Facility, incremental collateral requirements are being provided by a charge over cash deposits in certain of our accounts. The final maturity date has now been amended from 30 September 2004 to 31 January 2005.

The Company's strategy for securing part of its income through fixed price contracts means that in a volatile and rising electricity market the collateral requirements are also volatile. The extent to which the Company is able to trade forward is therefore limited by the amount of collateral available.

The Board remains of the opinion that the working capital available to the Group is not sufficient for the present requirements of the Group pending the Proposed Restructuring. The Company continues to take steps with a view to improving this situation. The Board continues to explore initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring. On 25 August 2004 British Energy Generation Limited
(BEG) entered into a three year trade receivables financing facility (Receivables Facility) with a financial institution under which, on utilisation, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to GBP60m and is dependent on the amount of eligible receivables available at utilisation, which, in turn, is subject, inter alia, to seasonal changes in the demand and price for electricity and to limits on customer concentrations within the receivables portfolio. On completion of the Proposed Restructuring the Receivables Facility will be guaranteed by the other principal companies within the Group (excluding EPL). The Receivables Facility is subject to customary representations, warranties and covenants appropriate to the financial situation of BEG and the prospective guarantors. Events of default include, inter alia, non-payment, cross-default, occurrence of insolvency related events, revocation of the electricity supply license and the exercise by the Secretary of State of her right not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable without access to additional financing. As at 29 September 2004, the Receivables Facility had not been utilised.

The Proposed Restructuring remains subject to a large number of important conditions, including:

- the Secretary of State's entitlement not to proceed with the Proposed Restructuring if, in her opinion, we will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;

- the restructured British Energy Group having sufficient working capital for its present requirements from the listing of the New Shares and New Bonds;

- there being no material adverse change on our (or on EPL's) current or future business or operations, financial or trading position, profits or prospects or which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the CTA Bonds or the new Eggborough arrangements;

-         the Creditors' Scheme becoming effective;

-         continuation of the standstill arrangements; and

- agreement on presently unsettled documents with creditors, Scottish court approval and listing of the New Shares and New Bonds referred to above and the delisting of the Company's ordinary shares and A shares.

Some uncertainties that may affect the Group's cash flow position, performance or outlook are described in this Management's Discussion and Analysis.

If the conditions to the Proposed Restructuring are not fulfilled, or if the Company's cash generating initiatives are not achieved in each case, within the time scales envisaged or required, or if there is a material deterioration in the Group's cash flow position, performance or outlook, or if the Government Facility ceases to be available or if the restructuring and standstill arrangements which the Group has entered into with certain of its creditors are terminated, British Energy may be unable to meet its financial obligations as they fall due and consequently the Company may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders. Further details on the Proposed Restructuring are contained in note 1 to the financial statements.

Post Balance Sheet Events

Output Forecast

On 30 July 2004 the Company announced that following the evaluation of structural inspections carried out during the statutory outage at the Hartlepool power station and discussions with the Nuclear Installations Inspectorate, the Company decided that further work to demonstrate the integrity of certain boilers was necessary. This work entails intrusive visual inspections of a number of boiler closures at Heysham 1 (one reactor is shut down and the other was shut down for its statutory outage in early September) and at Hartlepool (one reactor is currently shut down and there is no impact on the operation of the other reactor).

At the same time, the Company also announced its revised target of annual nuclear output of around 61.5 TWh for the 2004/05 financial year. The Directors are satisfied that, in the Company's current circumstances, the impact of the downward revision in output target on the carrying value of its nuclear assets is not material. The expected annual nuclear output for the year ending 31 March 2005 will be given in the prospectus which is to be published pursuant to the Proposed Restructuring

Exelon

As a result of ongoing discussions with Exelon, outlined in note 17 - Contingent liabilities to the financial statements, the Company is reviewing with Exelon a working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale and this, if agreed, may result in a reduction in the purchase price payable by Exelon, with the reduction currently estimated to be in the range of up to US$6.3m.

Polygon

On 3 September 2004 two groups of shareholders, together holding 10.22% of our ordinary shares, requisitioned an extraordinary general meeting (the Requisitioned EGM). Those groups of shareholders were Polygon Investment Partners LLP (Polygon), Brandes Investment Partners, LLC (Brandes) and their respective associates. The Company is, as a result, obliged under the Companies Act to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If the Company was required, under the terms of the Creditor Restructuring Agreement, to take steps to cancel the London listings of its shares, but could not do so as a result of a failure to achieve such shareholder approval, the Company believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.

The Company announced on 23 September 2004 that the Requisitioned EGM will be held on 22 October 2004 and that as a result of this attempt to frustrate the Proposed Restructuring agreed by the Company in October 2003, it would be applying to the UKLA to cancel the listings of its ordinary and A Shares. As a consequence, and as announced on 23 September 2004, the NYSE suspended trading on the Company's ADRs prior to the opening of trading on 28 September 2004. At that time, the NYSE also instituted delisting proceedings.

On 24 September 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Creditor Restructuring Agreement long stop date of 31 January 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company's assets would, conditional on the Proposed Restructuring becoming effective, be transferred to a new intermediate holding company of the restructured British Energy group.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company's recent circulars, they now believe there is no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently have confirmed that they will vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM will take place on 22 October 2004 as described in the notice mailed to our shareholders. Our Board continues to reiterate its unanimous recommendation to all shareholders to vote against the resolutions proposed for the Requisitioned EGM.

Corporate Headquarters

On 15 September 2004 the Company announced the proposed sale of its corporate headquarters located at Peel Park, East Kilbride, Scotland to Kenmore Capital East Kilbride Limited in consideration of a cash payment of GBP6.625m and a potential additional cash payment of up to GBP0.25m if certain letting arrangements come to fruition. An exceptional depreciation charge of GBP3m was recorded in the quarter to align the carrying value of the Company's corporate headquarters to its market value. The Company has also entered into a ten year lease for part of the building. It is expected that the sale will be completed in January 2005. In August 2004 the Company signed a lease for our new corporate headquarters in Alba Campus, Livingston, Scotland

State Aid

On 22 September 2004 the Company announced the receipt by the Secretary of State of notification from the European Commission that as far as the Proposed Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market. The European Commission's decision is subject to the following conditions:

- the Company's nuclear and generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidise any of the Company's businesses. This measure will last indefinitely;

- there will be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

- a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market prices for six years unless there are exceptional market circumstances as determined by an independent expert.

The European Commission has set down an additional requirement that a threshold of GBP1.629billion be set for the aid, above which the European Commission can request enhanced reporting to satisfy themselves that the State aid is being kept to a minimum and is only being used to authorised purposes.

Credit Rating

On 23 September 2004 the Company announced that it had received indicative non-investment grade ratings for the GBP550m of New Bonds that are to be issued to certain of the Company's creditors and to the Nuclear Liabilities Fund Limited upon completion of the Proposed Restructuring pursuant to the terms announced on 1 October 2003.

Classification of British Energy in the Public Sector

On 24 September 2004 the United Kingdom Office for National Statistics (ONS) announced that, with effect from 9 September 2002, the date on which the Credit Facility was granted, the Company would be classified as in the public sector. This classification was stated by the ONS to reflect the degree of control that can be exercised by the Government over the Group, first through the Credit Facility, and then as a result of the terms of the Proposed Restructuring. Prior to this announcement the ONS classified British Energy as part of the private sector.

The ONS's decision was made for UK National Accounts purposes and was dependent upon a judgement about the degree of control exercised by Government. The ONS has acknowledged that, following completion of the Proposed Restructuring, no one factor constitutes the degree of control necessary for a classification in the public sector. The decision is based on the view that, taken together, a number of factors represent a high degree of UK Government control. The background to and terms of the Proposed Restructuring are detailed in note 1 to the financial statements.

The ONS has noted that as the Proposed Restructuring process has not been finalised, some of the details of its decision may change, and as a result this classification (as it applies to the Company post-restructuring) is provisional.

The Company is currently assessing the implications of this decision for its business. In particular, the Company is giving thought to those relationships that will exist post-restructuring that may require to be disclosed under FRS 8
- Related Party Disclosures in its financial statements for the year ending 31 March 2005. The Company has not, as yet, finalised its conclusions on this.

Contingent Liabilities

On 12 February 2004, British Energy and certain of its subsidiaries received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The principal tax claim relates to the treatment of expenditure at the Bruce Power plant during the period of the Company's part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has never been recognised in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the tax claim. The Company is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further. In accordance with FRS12 - Provisions, Contingent Liabilities and Contingent Assets, no provision has been made in the financial statements at 30 June 2004 for either claim.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

As a result of an accounting adjustment made by Exelon in AmerGen's management accounts and closing accounts as at 21 December 2003, British Energy may be required to make a payment to Exelon of up to US$13.7m. British Energy served a dispute notice on Exelon on 4 June 2004 to preserve its rights and the parties are endeavouring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.

The Company has received notification from Polygon that if the Company were to seek a delisting of its shares from the Official List of the UKLA ahead of the shareholder vote on the Members' Scheme which forms part of the Proposed Restructuring, Polygon would consider taking legal action against the Company and its directors. On 23 September 2004 the Company applied to the UKLA to cancel the listings of its ordinary and A shares.

Further contingent liabilities of the Group are described in note 17 to the financial statements for the quarter ended 30 June 2004.

Dividend Policy

The Board intends to distribute to shareholders as much of the Company's available cash flow as prudently possible, but not prior to the completion of the Proposed Restructuring, and not until the operational requirements of the business permit. In addition, under the terms of the Proposed Restructuring, there are certain restrictions on or factors affecting the Board's ability to pay dividends, including:

- we are required to fund a cash reserve out of our net cash flow in order to support British Energy Group plc's collateral and liquidity requirements following the Proposed Restructuring. The initial target amount for the cash reserve is GBP490 million plus the amount by which cash employed as collateral exceeds GBP200 million (the Target Amount). Prior to paying any dividend, our cash must equal or exceed the Target Amount and certain amounts specified in the Contribution Agreement;

- the terms of the Contribution Agreement also require that once the cash reserve is funded to the Target Amount, we must make the NLF Cash Sweep Payment. Initially this is 65% of the increase in cash, cash equivalents and other liquid assets during the year after adjusting for certain matters (the Payment Percentage). The Payment Percentage may be adjusted for certain corporate actions but may never exceed 65%. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders. In addition, we may not pay any dividends without making an additional payment to the NLF if the result of paying such dividend would be that the aggregate amount of dividends paid to shareholders following the Proposed Restructuring would exceed the aggregate of our annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payment payable in such period;

- the terms of the New Bonds contain certain covenants, including a restriction that allows us to pay a dividend only if no event of default has occurred; and

-         we must have distributable reserves.

As a result of these restrictions and after making a prudent allowance for collateral requirements the directors consider that the earliest period for which a dividend may be declared is the financial year 2006/07.

Subject to these restrictions, the Board intends to distribute to shareholders as much of the Company's available cash flow as prudently possible. Any such decision to make such a distribution will be made in the circumstances of the time. In relation to any financial year in respect of which the Company might otherwise be permitted to pay a dividend, the directors might, for example, consider during the course of that year (or subsequent to it) whether it would be prudent to redeem or repurchase New Bonds and CTA Bonds (together with accelerated payments of fixed decommissioning payment to the NLF), make additional contributions to the Group's pension schemes, allocate cash to the Forecast Expenditure Reserve in accordance with the Contribution Agreement (for instance, to meet certain qualifying expenditure on PIP which is due in the following financial period, to acquire or finance a specific fixed asset or undertaking (expected to be with cash and not from borrowings)) or retain cash reserves in excess of the Target Amount.

Movements in the operational cash flow (prior to debt service and the adjustments referred to above) from one financial year to another are likely to be volatile, for example because of movements in the wholesale price of electricity and variability in our output.

Taking account of the constraints set out above, consideration of prudence and the likely volatility of operational cash flows, the Board believes that any dividends paid by the Company may vary in size and frequency.

Quantitative and Qualitative Disclosures About Market Risk

The following discussion relates to the financial instruments, derivative instruments and derivative commodity instruments held by British Energy at 30 June 2004, which are potentially sensitive to changes in interest rates, foreign exchange rates, commodity prices and equity markets. The Group uses derivative instruments to hedge the primary market exposures associated with the underlying assets, liabilities and committed transactions.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Overview

The main financial risks faced are trading risks in England and Wales in respect of both price and volume output on the sale of electricity while in Scotland the risk is all price related during the term of the Nuclear Energy Agreement (NEA). There is also an exposure to risks associated with fluctuations in the equity markets through the UK Nuclear Generation Decommissioning Fund Limited (UK Decommissioning Fund) and the Group's pension schemes. Policies have been instituted for managing each of these risks, which have been approved by the Board. Each of these risks is discussed in more detail below with the exception of liquidity and funding risk that is more fully discussed in the 'Future Liquidity' section above.

The Power and Energy Trading Division manages electricity trading risks. The Power and Energy Trading Division operates within policies and procedures that are approved by the Board and monitored by a sub-committee of the Executive Committee.

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (the Treasury Department). The Treasury Department operates within policies and procedures approved by the Board. The Treasury Department uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions. Both the Treasury Department and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department.

Interest Rate Risk Management

The market value of debt varies with fluctuations in prevailing interest rates in the United Kingdom.

Eggborough related derivative agreements (nominal amount of GBP367m as at 30 June 2004 (31 March 2004: GBP377m)) have been amended as part of the Proposed Restructuring process. The effect of has been to fix future interest payments under the swaps from October 2004 onwards.

In addition, the Group had mixed rate derivatives with a mark to market value of GBP29m at 30 June 2004 that were originally established as an interest rate hedge. These derivatives were no longer deemed effective because of the Proposed Restructuring and a provision was established for the projected out of the money element.

At 30 June 2004 the total of investments in liquid funds and cash at bank amounted to GBP501m, and had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At 30 June 2004 the term deposits and money market funds not used to fund collateral were due to mature or were available within one month and earned interest at an average rate of 4.5%. Term deposits, money market funds and bank balances at 30 June 2004 include GBP321m of cash that has been deposited in collateral bank accounts and earned interest at an average rate of 3.5%. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.

As the deposit terms are short-term, the carrying value of our investment in liquid funds and cash at bank at 30 June 2004 approximates to the fair market value.

Foreign Exchange Risk Management

There are potential future foreign currency receivables in respect of amounts outstanding from the sale of Bruce Power and AmerGen. When these cash flows become more certain in the future the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.

At 30 June 2004 there were no foreign exchange contracts in place.

Electricity Trading Risk Management

British Energy's trading activities relate principally to supporting the power generation business and direct supply business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders. The principal objective of the Company's trading activities is to increase the return on assets while hedging the market risk associated with plant output and market price.

Under NETA in England and Wales, any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavorable prices. The Company generally sell all planned nuclear output forward and to minimize our exposure to unfavorable prices pursuant to the balancing mechanism. The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Eggborough power station provides a flexible generation capability that fulfils three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from our nuclear units at short notice; secondly it provides the capability to profile the output to meet the requirements of both wholesale and direct supply business customers; and thirdly, it provides a flexible capability.

British Energy's policy is to manage credit exposure to trading and financial counterparties within clearly defined limits. A sub-committee of the Executive Committee strictly monitors electricity trading activities and places controls through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures.

Output from the two stations in Scotland will continue to be sold under the terms of the Nuclear Energy Agreement to Scottish Power and Scottish and Southern Energy until April 1, 2006, or the introduction of BETTA (currently scheduled for April 1, 2005), whichever is earlier.

Equity Risk Management

The UK Decommissioning Fund was established to provide for the eventual decommissioning of the Group's UK nuclear power stations. Cash contributions are made on a quarterly basis to a payment profile set out in a contract between the Group and the UK Decommissioning Fund and are invested by the Trustees of the UK Decommissioning Fund in UK marketable fixed income debt, equity securities and property in accordance with its investment policy. British Energy is ultimately responsible for contributions to the UK Decommissioning Fund. Therefore, the level of future contributions, which are reviewed every five years in conjunction with the review of ultimate decommissioning costs, depend partly on the estimated long-term investment performance of the equity and debt instruments in which the contributions are invested and returns on investments in property. Income from dividends and other returns on the underlying investments are retained by the UK Decommissioning Fund and then invested in debt and equity securities.

The balance held by the UK Decommissioning Fund was recorded in the balance sheet at GBP453m at 30 June 2004, which approximates to its market value. The UK Decommissioning Fund comprised property and debt and equity securities with market values of GBP47m and GBP406m respectively at 30 June 2004.

If the Proposed Restructuring is completed, the Group's liabilities in respect of the decommissioning of its stations will be governed by the terms of certain of the restructuring agreements with Government relating to the establishment and operation of the NLF. As a consequence, the Group's level of obligation for decommissioning liabilities will be predetermined, and will not be subject to fluctuations in the values of assets held by the UK Decommissioning Fund.

The Group disclosed a deficit of GBP352m on its Group pension schemes, under the transitional rules permitted under FRS17 - Retirement Benefits basis, in its financial statements at 31 March 2004. The Company's actuaries restated this to a deficit of GBP325m after the finalisation of the financial statements at 31 March 2004. At 30 June 2004, the deficit was GBP272m and the Group pension schemes' assets were valued at GBP1,827m (31 March 2004: GBP1,822m restated) of which GBP1,582m (31 March 2004: GBP1,571m restated) was held in equities and bonds. The level of employer contributions to the Group pension schemes will be re-assessed following the triennial actuarial valuation that will be carried out with an effective date of 31 March 2004 and is expected to be completed in October 2004. The combined funding deficiencies (on the actuarial bases used for the valuations) in the two pension schemes is expected to be GBP385m, within the range of GBP330m to GBP440m previously disclosed. The level of re-assessed contributions will depend partly on the estimated long-term investment performance of the equity and debt instruments in which contributions are invested.

Controls and Procedures

The management of British Energy, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Group's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and concluded that, as of the end of the period covered by this report, the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this report has been made known to them in a timely fashion. The required information was effectively recorded, processed, summarised and reported within the time period necessary to prepare this report. British Energy's disclosure controls and procedures are effective in ensuring that information required to be disclosed in British Energy's reports under the Exchange Act are accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There have been no significant changes in British Energy's internal controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, British Energy's internal controls over financial reporting. We are continuing to evaluate our controls and procedures with respect to the accounting for derivative financial instruments and are making certain procedural amendments going forward.




30 September 2004


Part 3 of 3

                               British Energy plc


       UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2004 (Q1 05)


UK GAAP


Group Profit and Loss Account
For the three months ended 30 June 2004 (unaudited)



                                                                             Notes  3 months ended      Year ended
                                                                                      30 June 2004   31 March 2004
                                                                                                          restated
                                                                                             GBPm              GBPm
Turnover:
Group and share of discontinued joint venture turnover                                         372           1,660
Less: share of turnover in discontinued joint venture                            3               -           (144)

Group turnover - continuing activities                                           3             372           1,516


Operating costs before exceptional items                                         4           (392)         (1,459)
Exceptional operating items                                                      4            (16)             283

Operating costs after exceptional items                                          4           (408)         (1,176)


Group operating (loss)/profit - continuing activities                                         (36)             340
Share of operating profit of discontinued joint venture                                          -              21

Operating (loss)/profit: Group and share of discontinued joint venture                        (36)             361
Exceptional gain on sale of joint venture and businesses                         8               4              47
Financing (charges)/credits:
Revalorisation charges                                                           5            (67)           (185)
Net interest                                                                     5            (14)            (64)
Exceptional revalorisation (charges)/credits                                     5             (2)              68
Exceptional financing credits                                                    5               -               5

(Loss)/profit on ordinary activities before taxation                             3           (115)             232
Taxation on profit on ordinary activities                                        6               -               2

(Loss)/profit for the year attributable to shareholders                                      (115)             234


(Deficit)/earnings per share (p):
Basic                                                                            7          (19.1)            38.9






Group Balance Sheet
As at 30 June 2004 (unaudited)



                                                                                      30 June 2004   31 March 2004
                                                                                                          restated
                                                                            Notes             GBPm            GBPm

Fixed assets
Tangible assets and investments                                                 8              914             935


Current assets
Decommissioning fund                                                                           453             440
Stocks                                                                                         351             350
Debtors                                                                                        340             374
Investments - liquid funds                                                     15              327             311
Cash at bank                                                                                   174             262

                                                                                             1,645           1,737


Creditors: amounts falling due within one year
- borrowings                                                                    9            (220)           (197)
- other                                                                         9          (1,198)         (1,250)

                                                                                9          (1,418)         (1,447)

Net current assets                                                                             227             290

Total assets less current liabilities                                                        1,141           1,225

Creditors: amounts falling due after more than one year
- borrowings                                                                    9            (663)           (686)
- other                                                                         9          (1,907)         (1,893)
Provisions for liabilities and charges                                          9          (1,852)         (1,812)

Net liabilities                                                                            (3,281)         (3,166)



Capital and reserves
Called up equity share capital                                                                 277             277
Share premium                                                                                   76              76
Capital redemption reserve                                                                     350             350
Profit and loss account                                                                    (4,077)         (3,962)

Equity shareholders' funds                                                     12          (3,374)         (3,259)
Non-equity shareholders' interests                                                              93              93

                                                                                           (3,281)         (3,166)




Group Cash Flow Statement
For the three months ended 30 June 2004 (unaudited)



                                                                                              3 months  Year ended
                                                                                              ended 30    31 March
                                                                                             June 2004        2004
                                                                                                          restated
                                                                                     Notes        GBPm        GBPm

Net cash (outflow)/inflow from operating activities                                     13        (61)         156


Returns on investments and servicing of finance                                                   (15)        (75)


Taxation paid                                                                                        -        (12)


Disposals                                                                                8           4         171


Management of liquid resources                                                          14        (16)        (65)


(Decrease)/increase in cash                                                             14        (88)         175






Group Statement of Total Recognised Gains and Losses
For the three months ended 30 June 2004 (unaudited)



                                                                                             3 months  Year ended
                                                                                             ended 30    31 March
                                                                                            June 2004        2004
                                                                                                         restated
                                                                                    Notes        GBPm        GBPm

(Loss)/profit for the period                                                                    (115)         234
Translation differences on foreign currency net investments                                         -        (15)

Total recognised (losses)/gains relating to the period                                          (115)         219
Prior year adjustment (as explained in note 1)                                                    (2)           -

Total gains and losses recognised since last annual report                                      (117)         219



Notes to the financial statements

1. Basis of Preparation

(i) Introduction

These interim financial statements have been prepared on the basis of accounting policies consistent with those set out in the Group financial statements for the year ended 31 March 2004 except where detailed in (ii) below and note 2. This is the first set of quarterly results for the first three months of the year to be published by British Energy and therefore no comparative information is provided for the comparative period in the prior year. In accordance with the requirements of the Listing Rules for Interim Financial Information, comparative information will be included in the quarterly results ending 31 December 2004 as appropriate. In this discussion British Energy plc is referred to as 'British Energy' or 'the Company' and 'the Group' refers to the Company and its subsidiaries.

Fixed annual charges are apportioned to the quarterly period on the basis of time elapsed. Other expenses are accrued in accordance with the same principles used in the preparation of the annual accounts.

On 22 December 2003, the Group disposed of its 50% interest in AmerGen Energy Company LLC (AmerGen), therefore, its results up to the point of disposal have been classified as discontinued joint venture operations during the prior year. All other activities of the Group have been shown as continuing activities.

The financial statements for the three months ended 30 June 2004 are unaudited but have been formally reviewed by the auditors and their report to the Company is set out below. The figures for the year ended 31 March 2004 have been extracted from the full financial statements for that year, which have been delivered to the Registrar of Companies. The information included in note 24 to the full financial statements relating to FRS17 disclosures for the Group's pension schemes have been revised by the Company's actuaries. The reported net pension deficit of GBP352m has been revised to GBP325m and the note has been reproduced at note 10 to these financial statements. The report of the auditors on these accounts was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985. The auditors' report included within the Report and Accounts of the Group for the year ended 31 March 2004 includes a reference to a fundamental uncertainty in respect of the going concern basis of the Group. These interim financial statements were approved by the Board of Directors on 30 September 2004.


(ii) Prior Period Adjustment

In preparing the financial statements for the quarter, the Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held. The adoption of these new UITF Abstracts represents a change in accounting policy and the comparative figures have been restated accordingly.

The Group has restated opening reserves to comply with the above UITF Abstracts so that the profit and loss account reserve has been decreased by GBP2m and other fixed asset investments have decreased by the same amount as at 1 April 2004. The impact of the adoption of UITF 38 on the profit and loss account for the 3 months ended 30 June 2004 and the year ended 31 March 2004 is not material. The effect of UITF 17 on the results for the periods ended 31 March 2004 and 30 June 2004 was not material.


(iii) Background to Proposed Restructuring

Having reviewed the longer-term prospects of the business, on 5 September 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government. On 9 September 2002 the UK Government granted the Company a credit facility of up to GBP410m (the
Government Facility) to provide working capital for the Group's immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that the UK Government had agreed to extend a revised Government Facility for up to GBP650m until 29 November 2002 to give the Company sufficient opportunity to develop a restructuring plan. On 28 November 2002 British Energy announced that the Government Facility had been further extended until 9 March 2003. The Government Facility is cross-guaranteed by the principal Group subsidiaries
(excluding  Eggborough  Power  (Holdings)  Limited and Eggborough  Power Limited
(EPL)) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The Government Facility also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry (the Secretary of State) provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.

On 14 February 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:


(a) the Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal-fired power station (the Eggborough Banks), The Royal Bank of Scotland plc (RBS) as provider of a letter of credit to the Eggborough Banks, our significant trade creditors, Teesside Power Limited (TPL), TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited) (Total) and Enron Capital & Trade Europe Finance LLC (Enron) (TPL, Total and Enron (which have subsequently transferred their respective interests to Deutsche Bank) being collectively referred to as the Significant Creditors) and British Nuclear Fuels plc (BNFL); and

(b) the Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited (BEG), British Energy Generation (UK) Limited (BEGUK) and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the holders of those bonds being referred to collectively as the Bondholders).


1. Basis of Preparation (continued)

On 7 March 2003 British Energy announced that the UK Government had agreed to extend the Government Facility in the reduced amount of GBP200m, such that it would mature on the earliest of (1) 30 September 2004, (2) the date on which the proposed restructuring, outlined in (iii) below, (the Proposed Restructuring) becomes effective, and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a European Commission (Commission) decision or an obligation under EU law (the Final Maturity Date). In the meantime the Secretary of State may require repayment of the Government Facility if she concludes that the Proposed Restructuring cannot be completed in the manner or time scales envisaged. Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market, no further drawings can be made under the Government Facility. Since no incremental collateral can be posted under the Government Facility, incremental collateral requirements are being provided by a charge over cash deposits in certain of our accounts. The final maturity date has now been amended from 30 September 2004 to 31 January 2005.

On 1 October 2003, the Company announced that it had agreed the terms of the Proposed Restructuring of the Group with certain of the Group's creditors and the Secretary of State and by 31 October 2003 had obtained the further approvals and agreements required.

The Company also agreed the proposed disposal of its 50% interest in AmerGen to Exelon Generation Company LLC (Exelon) in October 2003 for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. The disposal was completed on 22 December 2003.

The Government Facility was temporarily increased to GBP275m on 27 November 2003. The additional GBP75m ceased to be available on the Group's receipt of the proceeds from the sale of AmerGen on 23 December 2003.

On 19 December 2003 Bondholders approved amendments to the trust deed constituting the bonds to facilitate the implementation of the Proposed Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the Creditor Restructuring Agreement (as defined in (iii) below). Following formal amendment of the trust deed, a new standstill agreement has been entered into with creditors in place of the Standstill Agreement dated 14 February 2003 in accordance with the terms of the Creditor Restructuring Agreement.

The Group has retained a trading relationship with a high proportion of its existing contracted counterparties during the period since its announcement of 5 September 2002, although in most cases it has been required to provide alternative credit support to a parent company guarantee. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on the Group's cash flows.

The Board is exploring initiatives to achieve sufficient liquid resources to implement the Proposed Restructuring, including investigating the availability of third party financing. On 25 August 2004 BEG entered into a three year trade receivables financing facility (Receivables Facility) with a financial institution under which, on utilisation, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to GBP60m and is dependent on the amount of eligible receivables available at utilisation, which, in turn, is subject, inter alia, to seasonal changes in the demand and price for electricity and to limits on customer concentrations within the receivables portfolio. On completion of the Proposed Restructuring the Receivables Facility will be guaranteed by the other principal companies within the Group (excluding EPL). The Receivables Facility is subject to customary representations, warranties and covenants appropriate to the financial situation of BEG and the prospective guarantors. Events of default include, inter alia, non-payment, cross-default, occurrence of insolvency related events, revocation of the electricity supply license and the exercise by the Secretary of State of her right not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable without access to additional financing. As at 29 September 2004, the Receivables Facility had not been utilised.

The alternative credit support currently in place has been provided by the Group under banking arrangements involving the UK Government established in connection with the Government Facility. The Group is seeking to replace these with arrangements which do not involve the UK Government before the Final Maturity Date of the Government Facility and over the longer term to reduce the demand for trading collateral.


(iv) Terms of the Proposed Restructuring

The terms of the Proposed Restructuring are set out in:

(a) the Creditor Restructuring Agreement dated as of 30 September 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy's Bondholders and BNFL (as amended by a side letter entered into on 31 October
2003) (the Creditor Restructuring Agreement); and

(b) the Government Restructuring Agreement dated 1 October 2003 and entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited (BEPET), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited (NLF)) and the trustees of the Nuclear Trust (the Government Restructuring Agreement).

The Creditor Restructuring Agreement required certain further creditor approvals and sign ups. By 31 October 2003 all these requirements had been satisfied as follows:

(a) bondholders representing in aggregate with RBS 88.8% of the combined amount owing to the Bondholders and RBS had signed up to the Creditor Restructuring Agreement;

(b) the terms of the Proposed Restructuring had been approved by the credit committee of RBS; and

(c)  all of the lenders and swap providers comprising the Eggborough
Banks had signed up to the Creditor Restructuring Agreement with full credit committee approvals.



1. Basis of Preparation (continued)


The principal features of the Proposed Restructuring include:

-   compromising the existing claims of Bondholders, RBS, Significant
Creditors and the Eggborough Banks in exchange for New Bonds and New
Ordinary Shares and settling new arrangements for Eggborough (the claims of the Bondholders and RBS will be compromised pursuant to a scheme of arrangement to be proposed to these creditors by the Company (the Creditors' Scheme). In the case of the Significant Creditors and the Eggborough Banks, claims will be compromised pursuant to the terms of the Creditor Restructuring Agreement itself);

- the amendment and extension of our contracts with BNFL for front-end and back-end related fuel services for the Group's AGR stations announced on 31 March 2003 and 16 May 2003 and the implementation of a new trading strategy;

- establishing the NLF which will fund certain uncontracted nuclear liabilities and decommissioning costs in return for initial and ongoing contributions from British Energy; and

- the Government funding certain contracted liabilities relating to historic spent fuel and certain uncontracted nuclear liabilities and decommissioning costs to the extent of any shortfall in the NLF.



Creditor Restructuring Agreement

Conditions

Completion of the Proposed Restructuring is subject to a large number of conditions in the Creditor Restructuring Agreement including, amongst other things:

- the receipt by the Secretary of State of notification of a satisfactory decision by the Commission that insofar as the proposals involve the grant of State aid by the UK Government, such aid is compatible with the common market. The Secretary of State received this notification on 22 September 2004;

-  there being no material adverse change (see below);

-  the Government Restructuring Agreement becoming unconditional;

-  agreement of presently unsettled documents with creditors;

-  the approval of the Court of Session, Scotland; and

-  the listing of the New Shares and Bonds.



For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or a change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole which is likely to have a material adverse effect on the value of the New Bonds, the New Ordinary Shares (to be issued as part of the Proposed Restructuring), the CTA global bond to be held by EPL to fund the GBP150m of new bond-equivalent payments under the new Eggborough arrangements (as represented by the CTA Global Bond) or the new Eggborough arrangements.



Creditor allocations

Under the terms of the Creditor Restructuring Agreement the creditors have agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for GBP275m of New Bonds and at least 97.5% of the issued ordinary shares of the new parent company of the Group (British Energy Group plc).

The Eggborough Banks as creditors with security over, amongst other things, the shares in, and assets of, EPL have agreed to replace their existing secured claims with a right to receive GBP150 million under an Amended Credit Agreement on substantially the same payment terms as the New Bonds. In addition, the Eggborough Banks will be granted: (i) options under which they may acquire the shares in, or assets of, EPL on 31 March 2010 in consideration for, amongst other things, GBP104 million (subject to certain adjustments depending on the condition of the Eggborough power station) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL on and at any time after the occurrence of an event of default under an Amended Credit Agreement that is continuing in consideration for, amongst other things, a fee (this fee varies depending on the type of event of default) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time. The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the options to a third party, subject to a pre-emption right in favour of British Energy Group plc under which a member of British Energy Group plc may purchase such rights at 105%. of the price offered to the relevant third party. The Eggborough Banks' security will secure, amongst other things, the Eggborough Banks' rights under an Amended Credit Agreement and the options.



1. Basis of Preparation (continued)

Standstill arrangements

The Creditor Restructuring Agreement and ancillary agreements restrict the Significant Creditors, the Eggborough Banks, RBS, each Bondholder who signs up to the Creditor Restructuring Agreement (the Consenting Bondholders) and BNFL (together the Consenting Creditors) from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by British Energy during the period of the standstill (the Standstill Period) until the earliest of:

(a) 12 noon on the earlier of 31 January 2005 and the date falling 120 days after the satisfaction of the initial conditions to the Proposed Restructuring (the Restructuring Longstop Date);

(b) termination of the Creditor Restructuring Agreement or the standstill arrangements in accordance with their terms; or

(c)  the completion of the Proposed Restructuring.



Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a termination event. The termination events include, inter alia, certain insolvency events affecting the Company, BEG, BEGUK, BEPET or EPL; acceleration of the Government Facility; and any of the Company, BEG, BEGUK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate and vice versa.

The standstill arrangements were extended to include all Bondholders on 24 March 2003 as set out in a supplemental trust deed dated 31 March 2003.

Under the standstill arrangements, RBS, the Eggborough Banks, Significant Creditors and Bondholders are to be paid interest but not principal in respect of any claims against the Group. Interest will continue to be paid to Bondholders and the Eggborough Banks in accordance with existing arrangements. The terms of the bonds were amended in March 2003 for interest to be paid on a six monthly rather than an annual basis. In respect of the Significant Creditors and RBS, interest was paid first on 25 March 2003 and is subsequently payable on the last business day of every six month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at 14 February 2003). Commission will also continue to be paid to RBS under the facility agreement for the letter of credit to the Eggborough Banks.

The Creditor Restructuring Agreement also contains certain covenants by British Energy for the benefit of the Consenting Creditors that have signed it, as well as for the benefit of the remaining Bondholders pursuant to a supplemental trust deed dated 31 March 2003, including certain limitations on acquisitions and disposals, a prohibition on the payment of dividends and on the issuing of equity as well as a negative pledge.


Mechanics for implementation and shareholder allocation

The Proposed Restructuring will involve establishing British Energy Group plc as the new parent company of the Group and a directly wholly owned subsidiary of British Energy Group plc, as an intermediate holding company (British Energy Holdings plc).

The Company proposes to cancel its existing ordinary shares of 44 28/43 pence each and A shares of 60 pence each under a scheme of arrangement with its shareholders (the Members' Scheme), and issue to shareholders: (i) New Ordinary Shares in British Energy Group plc equal to 2.5% of the issued share capital of British Energy Group plc immediately following implementation of the Proposed Restructuring, and (ii) warrants to subscribe for a maximum of 5% of the thereby diluted ordinary issued share capital of British Energy Group plc (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment (see section entitled Government Restructuring Agreement below)) immediately following implementation of the Proposed Restructuring. The subscription price under the warrants is GBP28.95m in aggregate, equivalent to an equity market capitalisation of the Group of GBP550m following implementation of the Proposed Restructuring. This will result in a very significant dilution of the holdings of the existing shareholders.

If the Members' Scheme is not approved by the requisite majority of shareholders or for any other reason the Members' Scheme is not implemented, the Company will dispose of all its business and assets to British Energy Holdings plc (the Disposal). If the Disposal is approved by the shareholders in general meeting, shareholders will receive only warrants to subscribe for a maximum of 5% of the ordinary issued share capital of British Energy Group plc immediately following implementation of the Proposed Restructuring. If the Disposal is not approved by the shareholders in general meeting, shareholders will not receive any shares or warrants and the Company will be delisted.

On 3 September 2004 two groups of shareholders, together holding 10.22% of our ordinary shares, requisitioned an extraordinary general meeting (the Requisitioned EGM). Those groups of shareholders were Polygon, Brandes and their respective associates. The Company is, as a result, obliged under the Companies Act to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If the Company was required, under the terms of the Creditor Restructuring Agreement, to take steps to cancel the London listings of its shares, but could not do so as a result of a failure to achieve such shareholder approval, the Company believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.

The Company announced on 23 September that the Requisitioned EGM will be held on 22 October 2004.and that as a result of this attempt to frustrate the Proposed Restructuring agreed by the Company in October 2003, it would be applying to the UKLA to cancel the listings of its ordinary and A Shares. As a consequence, and as announced on 23 September 2004, the NYSE suspended trading on the Company's ADRs prior to the opening of trading on 28 September 2004. At that time, the NYSE also instituted delisting proceedings.


1.Basis of Preparation (continued)

On 24 September 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Creditor Restructuring Agreement long stop date of 31 January 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company's assets would, conditional on the Proposed Restructuring becoming effective, be transferred to a new intermediate holding company of the restructured British Energy group.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company's recent circulars, they now believe there is no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently have confirmed that they will vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM will take place on 22 October 2004 as described in the notice mailed to our shareholders. Our Board continues to reiterate its unanimous recommendation to all shareholders to vote against the resolutions proposed for the Requisitioned EGM.


Government Restructuring Agreement

The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Proposed Restructuring, including entering into the agreements with the Group and, in certain cases, the NLF, which effect the proposals regarding the manner in which the decommissioning and other uncontracted liabilities of the Group are to be funded and the agreements relating to the funding of certain of the contracted nuclear liabilities of the Group (the Nuclear Liabilities Agreements). It also effects some further amendments to the Government Facility. As noted above the Government Facility will terminate (unless previously extended) on the Final Maturity Date.


Conditions

Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Proposed Restructuring (including as the holder of a number of special shares) and of the parties to the Nuclear Liabilities Agreements to enter into them are conditional on, among other things:

- the Creditor Restructuring Agreement becoming unconditional in all respects by the Restructuring Longstop Date;

-   the Secretary of State not having determined and notified
British Energy in writing that, in her opinion, the Group (including British Energy Group plc and British Energy Holdings plc) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);

-   there being no continuing event of default under the Government Facility;

- receipt by the Secretary of State of copies of letters giving the confirmations relating to working capital referred to in the terms of Rule
2.18 of the United Kingdom Listing Authority (UKLA) Listing Rules without qualification (whether or not British Energy Group plc is to be listed on the Official List of the UKLA);

- the representations and warranties given by the members of the Group being true, accurate and not misleading when given and if repeated at the effective date of the Proposed Restructuring; and

- there being no breach of any undertaking given by any member of the Group pursuant to the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Proposed Restructuring.


If any of the conditions are not fulfilled or waived by the Secretary of State by the time specified in the requisite conditions or if no such date is specified, by the Restructuring Longstop Date, the Government Restructuring Agreement will terminate. In addition if a material adverse change (as defined in the Creditor Restructuring Agreement and referred to above) occurs at any time before the Court order sanctioning the Creditors' Scheme is filed with the Registrar of Companies in Scotland, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.


Nuclear Liabilities Agreements

Under the Nuclear Liabilities Agreements to be entered into pursuant to the Government Restructuring Agreement between the Company and the Secretary of State, among others, dated 10 October 2003, the NLF will fund certain of the Group's qualifying uncontracted nuclear liabilities and costs of decommissioning the Group's nuclear power stations, and the Secretary of State will fund certain of the Group's contracted liabilities relating to historic spent fuel and qualifying nuclear liabilities, and qualifying decommissioning costs to the extent there is any shortfall in the NLF. In consideration for the assumption of these liabilities, British Energy Holdings plc will issue GBP275m in New Bonds to the NLF. In addition, members of the Group will make the following payments to the NLF: (i) fixed decommissioning contributions of GBP20m per annum (indexed to RPI and tapering as stations are currently scheduled to close); (ii) GBP150,000 (indexed to RPI) for every tonne of uranium loaded into Sizewell B, our Pressurised Water Reactor nuclear power station, after completion of the Proposed Restructuring; and (iii) an annual contribution equal to a percentage of the Group's adjusted free cash flow (initially 65%, subject to adjustment, but not to exceed 65%) (the NLF Cash Sweep Payment).

The entitlement of the NLF to the NLF Cash Sweep Payment is convertible into an equity shareholding in British Energy Group plc equal to the same percentage of the thereby enlarged issued share capital. Although the NLF will receive convertible ordinary shares equal to the then prevailing NLF Cash Sweep Payment percentage (again subject to a maximum of 65%) the terms of the convertible ordinary shares into which such entitlement will convert will limit the general voting rights attaching to such shares equal to the amount which can be held without triggering a mandatory offer under the Takeover Code, being currently 29.9% of the voting rights in the Company (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the NLF). The convertible ordinary shares will be converted into ordinary shares with no such restrictions on voting rights automatically on their transfer by the NLF to a third party but may not otherwise be converted at the election of the NLF.


1. Basis of Preparation (continued)

In addition, under the Nuclear Liabilities Agreements, British Energy is required to establish and maintain cash reserves to provide collateral for trading and operations, cover lost revenue and costs resulting from plant outages and to meet other working capital requirements (the Cash Reserve). The initial target amount for the Cash Reserve is GBP490m plus the amount by which cash employed as collateral exceeds GBP200m.

The above is a summary only and investors and others are strongly advised to read the entire announcement which was issued by the Company on 1 October 2003, which contains additional important information not included in this summary.


(v) Principles Underlying Going Concern Assumption

The financial statements have been prepared on a going concern basis in accordance with FRS18 - Accounting Policies, because British Energy has not been liquidated nor is it ceasing to trade. The validity of this assumption depends on the fulfilment of the conditions of the Proposed Restructuring and achievement of the Group's cash generation initiatives, in each case within the timescales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group's cash flow position, performance or outlook. This assumption is, therefore, subject to a large number of significant uncertainties and important conditions.

If for any reason British Energy is unable to meet its financial obligations as they fall due the Company may have to take appropriate insolvency proceedings and cease to be a going concern, in which case adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long term liabilities as current assets and liabilities.


2. New Accounting Policies

Own Shares Held

The Group has adopted the new UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation of own shares held. As a result where the Group purchases shares in its equity share capital through the Group's Employee Share Trust or Qualifying Employee Share Trust the net consideration paid is deducted from the profit and loss account reserve in arriving at total equity shareholders' funds. Where such shares are subsequently sold or reissued any consideration received is included in equity shareholders' funds.


3. Turnover and (loss)/profit on ordinary activities before taxation


(a) Output and Turnover
                                                                                             3 months  Year ended
                                                                                                ended    31 March
                                                                                              30 June        2004
                                                                                                 2004
                                                                                                  TWh         TWh
Output
- United Kingdom                                                                                 16.4        72.6


                                                                                                 GBPm        GBPm

Continuing activities
United Kingdom
- Wholesale generation sales                                                                      153         703
- Direct supply sales                                                                             213         782

- Turnover from continuing activities excluding miscellaneous income                              366       1,485
- Miscellaneous income                                                                              6          31

Turnover from continuing activities                                                               372       1,516


Share of turnover in discontinued joint venture                                                     -         144




The turnover and profit before tax of the Group's joint venture, AmerGen, relate entirely to activities in the United States of America. On 22 December 2003 the Group disposed of its interest in AmerGen.



 (b) (Loss)/Profit on Ordinary Activities Before Taxation

A geographical analysis of (loss)/profit on ordinary activities before taxation is as follows:



                                                                                             3 months  Year ended
                                                                                                ended    31 March
                                                                                         30 June 2004        2004
                                                                                                 GBPm        GBPm
United Kingdom                                                                                  (115)         187
United States - share of discontinued joint venture                                                 -          45

                                                                                                (115)         232




4. Operating costs
                                                                                             3 months  Year ended
                                                                                                ended    31 March
                                                                                              30 June        2004
                                                                                                 2004        GBPm
                                                                                                 GBPm

Continuing activities
- Fuel                                                                                            104         413
- Materials and services                                                                          127         512
- Staff costs                                                                                      73         224
- Depreciation charges                                                                             18          50

                                                                                                  322       1,199
Energy supply costs                                                                                70         260

Total operating costs                                                                             392       1,459


Exceptional operating items
- Materials and services                                                                            5          25
- Staff costs                                                                                       8           -
- Depreciation charges/(credits)                                                                    3       (295)
- Amounts credited to non-operational assets                                                        -        (13)

                                                                                                   16       (283)

Operating costs after exceptional items                                                           408       1,176


                                                                                             3 months  Year ended
                                                                                                ended    31 March
                                                                                              30 June        2004
                                                                                                 2004        GBPm
                                                                                                 GBPm

Analysis of exceptional operating items
Restructuring costs                                                                                 5          43
Severance costs                                                                                     8           -
Settlement of claim                                                                                 -        (18)
Fixed asset write-up                                                                                -       (295)
Depreciation - corporate headquarters                                                               3           -
UK decommissioning fund write-up                                                                    -        (13)

                                                                                                   16       (283)




There were exceptional materials and services costs of GBP5m within the three-month period in respect of costs incurred on advisory fees and other costs associated with restructuring the Group's activities. An exceptional charge of GBP8m has been recorded for severance costs in relation to the Group's restructuring. An exceptional depreciation charge of GBP3m was recorded to align the carrying value of the corporate headquarters at Peel Park, East Kilbride, Scotland to its market value.

Exceptional operating credits amounting to GBP283m were reported for the year ended 31 March 2004. These amounts are further explained as follows:

- charges incurred on advisory fees and other costs associated with the Proposed Restructuring of the Group's activities of GBP43m in the year ended 31 March 2004;

- settlement of long standing disputes with Siemens Power Generation Limited (Siemens) relating to work done since 1996 by the former Parsons business. Under the terms of the settlement Siemens paid the Company approximately GBP18m;

-   exceptional depreciation credit of GBP295m in the year ended 31 March
2004 in respect of the reversal of previous impairment losses in the carrying value of fixed assets following a review of economic values and net realisable values of fixed assets; and

- the investments held within the UK decommissioning fund were written-up to reflect an increase in market value, resulting in a reversal of the previous write-down of GBP13m.



5. Financing charges/(credits)


                                                                                             3 months  Year ended
                                                                                                ended    31 March
                                                                                              30 June        2004
                                                                                                 2004
                                                                                                 GBPm        GBPm

Revalorisation of nuclear liabilities
- changes in price levels                                                                          46          97
- discharge of one year's discount                                                                 31         118

                                                                                                   77         215
Revalorisation credit of UK decommissioning fund                                                 (10)        (28)
Share of revalorisation of discontinued joint venture                                               -         (2)

Revalorisation charges before exceptional items                                                    67         185
Interest payable less receivable                                                                   14          64

Total financing charges prior to exceptional charges/(credits)                                     81         249
Exceptional revalorisation charges/(credits)                                                        2        (68)

                                                                                                   83         181
Exceptional interest and other financing credits                                                    -         (5)

                                                                                                   83         176



At 30 June 2004 the market value of the UK decommissioning fund had increased to GBP453m (31 March 2004: GBP440m). The revalorisation credit of GBP10m relating to the UK decommissioning fund and the regular contributions of GBP5m have increased the book value to GBP455m at 30 June 2004. An exceptional charge of GBP2m in the three months ended 30 June 2004 is required to reduce the book value to a market value of GBP453m at 30 June 2004. The market value remains below the amount that would have been calculated by revalorising on an actuarial basis the total amounts that have been invested in the fund.

At 31 March 2004 the market value of the UK decommissioning fund was GBP440m, thereby necessitating an exceptional credit of GBP59m in the twelve months ended 31 March 2004 to reverse previously written-down amounts. As a result of the UK decommissioning fund receivable being restated at market value, a GBP13m exceptional credit was recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of GBP46m were recorded in finance charges for the twelve months ended 31 March 2004 to reverse the prior write-down of previous revalorisation. The market value was below the amount that would have been calculated by revalorising on an actuarial basis the total amounts that have been invested in the fund.

The market value of the AmerGen decommissioning fund had also increased over the period to 22 December 2003, and the British Energy share of the exceptional credit was GBP22m in the year to the date of sale and recorded within the Group result for the year ended 31 March 2004.

The total of the UK decommissioning fund and AmerGen decommissioning fund exceptional revalorisation credits included within financing charges for the year ended 31 March 2004 amounted to GBP68m.

At 31 March 2004 the value of the interest rate swaps were marked to market and the resultant valuation was lower than the book value, resulting in an exceptional credit of GBP5m for the year ended 31 March 2004. There was no exceptional credit for the quarter ended 30 June 2004.


6. Taxation


                                                                                             3 months  Year ended
                                                                                                ended    31 March
                                                                                              30 June        2004
                                                                                                 2004
                                                                                                 GBPm        GBPm

Tax on results excluding exceptional items                                                          -         (2)


There is no UK current tax charge for the three months ended 30 June 2004 (31
March 2004: GBPnil). The tax credit of GBP2m for the year ended 31 March 2004 represents the release of an over provision of foreign tax in earlier years.
The taxation charges reflect the anticipated effective tax rates relating to the underlying business performance on a pre-restructured basis for the year ending
31 March 2005.


7. (Deficit)/earnings per share

The (deficit)/earnings per share for each period has been calculated by dividing the (loss)/profit on ordinary activities after taxation by the weighted average of ordinary shares in issue during the period, based on the following information:

                                                                                             3 months  Year ended
                                                                                                ended    31 March
                                                                                              30 June        2004
                                                                                                 2004

(Loss)/profit for the period (GBPm)                                                              (115)        234
Basic weighted average share capital (number of shares, million)                                  602         602




8. Tangible fixed assets

(i)   Investment in Own Shares


Following the adoption of UITF Abstract 38 (Accounting for ESOP Trusts) the investment in own shares is no longer shown as a fixed asset investment but is deducted from the profit and loss account reserve. This adjustment has also been made for the 31 March 2004 balances.



(ii)  Carrying Value of Fixed Assets

The Directors reviewed the economic values and net realisable values of the Group's fixed assets at 31 March 2004 and compared them to their book value. As a result of this review the carrying value of fixed assets was increased by GBP295m.

The carrying value of the nuclear stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. The valuation of Eggborough Station was based on an assessment of net realisable value.

The electricity price assumptions were a very significant component of the asset value calculation. The Directors considered the market's views on future prices of wholesale electricity and also the forecasts specifically commissioned for the Company. In determining the price assumptions the Directors took a cautious view on there being a significant recovery in prices. As market prices are outside the Directors' control actual prices may differ from those forecast.

The Directors will review the economic assumptions underlying the calculation of fixed asset carrying values at 31 March 2005 in line with the requirements of FRS11 - Impairment of Fixed Assets and Goodwill, and make revisions as appropriate.


(iii) Sale of Investments

Total cash receipts in the period in relation to the discontinued activities of Bruce Power amounted to GBP4m. The cash receipt of GBP4m received on 25 May 2004 was in partial consideration of the re-start of the Bruce A units.

9. Creditors and provisions


                                                                                                Other
                                                                                            creditors
                                                                      Nuclear                     and
                                                                  liabilities        Debt  provisions       Total
                                                                         GBPm        GBPm        GBPm        GBPm

Creditors:
Amounts falling due within one year                                       579         220         619       1,418
Amounts falling due after more than one year                            1,907         663           -       2,570
Provisions for liabilities and charges                                  1,812           -          40       1,852

As at 30 June 2004                                                      4,298         883         659       5,840

As at 31 March 2004                                                     4,223         883         732       5,838



Nuclear liabilities including accruals for AGR fuel services relating to spent AGR fuel are based on the terms of contracts with BNFL (dated 30 March 1995 and 3 June 1997), most of which include fixed prices subject to indexation, or the Group's estimates where no contracts exist. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments. The costs of decommissioning the power stations have been estimated on the basis of technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the power stations available for alternative use in accordance with the Group's decommissioning strategy.

Other creditors of GBP619m include GBP316m (31 March 2004: GBP316m) in respect of claims relating to onerous trading contracts. These contracts are pre-NETA electricity trading contracts with Enron, TPL and Total. The Enron and Total contracts were terminated during the year ended March 2003, which gave rise to claims for certain amounts which have become payable. Interest is payable and being paid on standstill balances at a rate of 6%, other than for the bonds and the amounts due to the Eggborough banks which continue under their original terms. These accounts reflect the claim amounts which have been agreed in principle with Enron, TPL and Total for the purposes of the Proposed Restructuring. Enron, TPL and Total have subsequently transferred their claims to Deutsche Bank.

The analysis of the maturity of borrowings has been prepared based on the dates when the borrowings mature under the existing contractual arrangements. However, the standstill arrangements which have been put in place have the effect of deferring the payments of certain amounts due until the Bonds and Eggborough project finance loan are replaced or amended (as the case may be) as part of the Proposed Restructuring or earlier termination of the standstill. The maturity profile of borrowings will change upon completion of the Proposed Restructuring.

Included in the provisions total of GBP40m (31 March 2004: GBP36m) is an interest rate swaps provision in respect of swap contracts which were put in place to hedge interest rate risk. The Directors have reviewed the necessity for these swaps in the context of the Proposed Restructuring and have concluded that the swaps are no longer effective as hedges. The balance on the provision of GBP33m at 31 March 2004 has reduced to GBP29m through utilisations of GBP2m and revaluation to market value of GBP2m.


10. Post retirement benefit obligations


This note is included for the three months ended 30 June 2004 to restate the FRS17 disclosures by the Company's actuaries. This note will not normally be produced as part of the quarterly published information.

British Energy operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme (ESPS), the British Energy Generation Group
(BEGG) for the majority of employees and the British Energy Combined Group
(BECG) for the employees at Eggborough Power Station. The ESPS is a defined benefit scheme, which is externally funded and subject to triennial actuarial valuation. Each pension group that participates in the ESPS is financially independent from the other groups.

The most recent triennial valuations of the BEGG and BECG schemes were carried out at 31 March 2001 by the independent ESPS actuary. Formal triennial valuations of the BEGG and the BECG pension schemes at 31 March 2004 are currently being undertaken and are expected to be completed in October 2004. The combined deficits are expected to be GBP385m, which falls within the range of GBP330m to GBP440m disclosed previously.

The valuations for accounting purposes have been carried out by a separate independent actuary using the projected unit method. The principal assumptions adopted for both these valuations were that, over the long-term, the investment rate of return would be 6% per annum for benefits already accrued, and 6% for the return achieved on future contributions. The rate of salary increase would be 4.25% per annum and the rate of pension increase would be 2.75% per annum. Assets were taken at market value. At the date of the 31 March 2004 valuation, the combined market value of assets of both schemes was GBP1,822m. This represents 91% of the benefits that had accrued to members after allowing for expected future increases in earnings. The SSAP 24 charge of GBP13m for the quarter reflects this revised information.

British Energy contributed 17.1% to the BEGG pension scheme and 15.3% to the BECG pension scheme for the period from 1 April 2003 to 31 March 2004. Contributing members contribute 5% and 6% to the respective plans. Any deficiency disclosed in the BEGG or BECG pension schemes following an actuarial valuation has to be made good by British Energy.

The Group's UK pension costs for the period to 30 June 2004 were GBP13m (31 March 2004: GBPnil). At 30 June 2004 there was a SSAP 24 prepayment of GBP95m (31 March 2004: GBP101m) in the UK.


FRS17 Disclosures

The Group has not implemented FRS17 in the accounts for the three months ended 30 June 2004. At 31 March 2004, the asset values used in the financial statements were based on actuarial reports. These have subsequently been found to be inaccurate and therefore the figures below have been restated as indicated to reflect these correct values. The market value of the plans was previously reported as GBP1,795m resulting in a net pension liability of GBP352m which are now GBP1,822m and GBP325m respectively. The disclosures required under the transitional arrangements for UK plans within FRS17 as advised by the Company's actuaries are, however, set out below:


a) Major assumptions for FRS17 disclosures at:


                                                                                 30 June    31 March    31 March
                                                                                    2004        2004        2003
                                                                                    % pa        % pa        % pa
Price inflation                                                                     2.80        2.75        2.25
Rate of general increase in salaries                                                4.30        4.25        3.75
Rate of increase of pensions in payment                                             2.80        2.75        2.25
Discount rate                                                                       5.75        5.50        5.50




b) The assets and liabilities of the scheme on an FRS17 basis and the expected rates of return at period end are:


                                                                               Value at
                                                      Value at                 31 March                Value at
                                           Rate of     30 June     Rate of         2004     Rate of    31 March
                                            return        2004      return     Restated      return        2003
                                                 %        GBPm           %         GBPm           %        GBPm

Equities                                      8.25       1,109        8.25        1,102         8.5         878
Bonds                                          5.1         473        4.75          469         4.5         438
Property                                       6.4         218         6.4          223         6.5         183
Others                                         4.0          27        3.75           28        3.75          26

Total market value of plan assets                        1,827                    1,822                   1,525
Present value of plan liabilities                      (2,099)                  (2,147)                 (1,877)

Pension liability                                        (272)                    (325)                   (352)




No deferred tax asset is recognisable on the pension deficit at 30 June 2004 and 31 March 2004, based on application of the deferred tax accounting policy.



c) Analysis of the amount that would be charged to operating profit on an FRS17 basis:



                                                                                             3 months       Year
                                                                                                ended        ended
                                                                                              30 June     31 March
                                                                                                 2004        2004
                                                                                          (Gain)/loss (Gain)/loss
                                                                                                 GBPm        GBPm

Operating profit
Current service cost                                                                                9          35
Past service cost                                                                                   -           1

Total charge to operating profits                                                                   9          36

Finance income
Expected return on assets in the pension scheme                                                  (32)       (106)
Interest on pension scheme liabilities                                                             30         102

Net credit to finance income                                                                      (2)         (4)

Total profit and loss account charge before tax                                                     7          32





d) Movement in plan deficit during the period on an FRS17 basis:



                                                                                                         31 March
                                                                                              30 June        2004
                                                                                                 2004    Restated
                                                                                                 GBPm        GBPm

Deficit in plan at beginning of the period                                                      (325)       (352)
Contributions paid                                                                                  7          34
Current service cost                                                                              (9)        (35)
Past service cost                                                                                   -         (1)
Other finance income                                                                                2           4
Actuarial gain (note 10 (e))                                                                       53          25

Deficit in the plan at the end of the period                                                    (272)       (325)




e) History of experience gains and losses which would have been recognised on an FRS17 basis:



                                                   30 June 2004         31 March 2004          31 March 2003
                                                                                As % of
                                                            As % of  (Gain)/        plan
                                                               plan     loss   assets or             As % of plan
                                                (Gain)/      assets Restated liabilities (Gain)/loss    Assets or
                                                   loss          or     GBPm    Restated        GBPm  liabilities
                                                   GBPm liabilities
Consolidated statement of total recognised
gains and losses
Actual return less expected return on post
employment plan assets                               16           1    (228)        (13)         410           27
Experience gains and losses arising on plan
liabilities                                           1           -       34           2         (3)            -
Changes in assumptions (financial and
demographic)                                       (70)           3      169           8           -            -

Actuarial gain recognisable in consolidated
statement of total
recognised gains and losses before tax             (53)                 (25)                     407

As % of plan liabilities at end of period             3                    1                      22






f) Group reconciliation of net liabilities and reserves under FRS17:



                                                                 30 June 2004              31 March 2004

                                                                              Profit                 Profit and
                                                                            and loss               loss account
                                                                    Net      account           Net      reserve
                                                                                       liabilities
                                                            liabilities      reserve      Restated     Restated
                                                                   GBPm         GBPm          GBPm         GBPm
As reported                                                     (3,281)      (4,077)       (3,166)      (3,962)
SSAP 24 prepayment                                                 (95)         (95)         (101)        (101)

Net liabilities excluding defined benefit asset                 (3,376)      (4,172)       (3,267)      (4,063)
FRS17 pension asset                                               1,827        1,827         1,822        1,822
FRS17 defined benefit liability                                 (2,099)      (2,099)       (2,147)      (2,147)

Including FRS17 pension liability                               (3,648)      (4,444)       (3,592)      (4,388)




No deferred tax asset is recognisable on the pension deficit or pension prepayment.



11. Share capital/ESOPs



British Energy Employee Share Trust (BEEST) and Qualifying Employee Share Trust (QUEST) hold shares in British Energy for the purpose of satisfying options exercisable under the Company's employee share option and sharesave schemes. At 30 June 2004, BEEST held 21,734,839 ordinary shares (31 March 2004: 21,734,839)
and QUEST held 5,292,103 ordinary shares (31 March 2004: 5,292,103) and 19,165,471 'A' shares (31 March 2004: 19,165,471) in British Energy plc.



12. Reconciliation of movement in equity shareholders' funds



                                                                                           3 months        Year
                                                                                              ended       ended
                                                                                            30 June    31 March
                                                                                               2004        2004
                                                                                               GBPm        GBPm

As at 1 April 2004 and at 1 April 2003                                                      (3,259)     (3,476)
(Loss)/profit for the period                                                                  (115)        234
Translation differences on foreign currency net investment                                        -        (15)
Prior year adjustment (as explained in note 1)                                                    -         (2)

As at 30 June 2004 and at 31 March 2004                                                     (3,374)     (3,259)




13. Reconciliation of operating cash flow

                                                                                            3 months         Year
                                                                                               ended        ended
                                                                                             30 June     31 March
                                                                                                2004         2004
                                                                                                GBPm         GBPm

Group operating (loss)/profit - continuing activities                                           (36)          340
Depreciation charges/(credit) (includes fixed asset write-up and lease amortisation)              21        (245)
Nuclear liabilities charged to operating costs                                                    35          130
Nuclear liabilities discharged                                                                  (37)         (59)
Increase/(decrease) in other provisions                                                            8          (3)
Regular contributions to decommissioning fund                                                    (5)         (19)
Operating exceptional decommissioning fund movement                                                -         (13)
(Increase)/decrease in working capital                                                          (47)           25

Net cash (outflow)/inflow from operating activities                                             (61)          156




14. Reconciliation of net cash flow to movement in net debt

                                                                                                             GBPm

Decrease in cash in the period                                                                               (88)
Increase in liquid resources                                                                                   16

Increase in net debt in the period                                                                           (72)
Net debt at 1 April 2004                                                                                    (310)

Net debt at 30 June 2004                                                                                    (382)




15. Collateral

Investments  in liquid  funds at 30 June 2004  include  GBP321m  (31 March 2004:
GBP297m) of cash that has been deposited in collateral bank accounts to support trading and operating activities. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.



16. Contingent assets

On 16 May 2003 the Company announced that it had exchanged the last of the suite of contracts covering front-end and back-end fuel services required to give effect to the non-binding heads of terms entered into with BNFL on 28 November 2002. The front-end contracts became effective on 1 April 2003 but may be terminated if the Proposed Restructuring is not completed. The back-end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back-end contracts had become effective on 1 April 2003. The financial statements for the period to 30 June 2004 have been drawn up on the basis of the historic BNFL contracts in respect of back-end fuel contracts, pending satisfaction of the conditions set out in the revised contracts, thereby creating a contingent asset of GBP338m (31 March 2004: GBP306m) which will be recognised upon completion of the Proposed Restructuring as one of a number of expected adjustments at that time. An analysis of amounts included in current liabilities due to BNFL but not expected to be paid by the Group provided the

Proposed Restructuring is completed is shown as follows:


                                                                                                  GBPm        GBPm

Opening balance at 1 April 2004                                                                                306
Amounts payable to BNFL under the historic back-end contracts for the period                        64
Less: amounts paid/payable for the period under the revised BNFL back-end contracts, analysed as follows:
Amounts settled                                                                                   (26)
Amounts included in accruals at quarter end                                                       (13)

Cash flow benefit arising within the quarter                                                                    25
Finance charges accrued on amounts stoodstill                                                                    7

Closing balance at 30 June 2004                                                                                338


                                                                                                              GBPm

Amounts payable under historic BNFL back-end contracts
Opening balance at 1 April 2004                                                                                317
Amounts falling due in quarter                                                                                  64
Amounts settled                                                                                               (26)
Standstill interest accrued                                                                                      7

Closing asset balance at 30 June 2004                                                                          362

Less: amounts payable under revised BNFL back-end contracts
Opening balance at 1 April 2004                                                                                 11
Amounts falling due in quarter                                                                                  39
Amounts settled                                                                                               (26)

Closing liability balance at 30 June 2004                                                                       24

Contingent asset at 30 June 2004                                                                               338




On 14 February 2003 the Company announced that it had completed the disposal of its 82.4% interest in Bruce Power in Canada to a consortium of three parties.
In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the Trust Agreement) entered into on the same date. Had the first unit restarted by 15 June 2003, C$50m would have been released to British Energy and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The Group received C$20m on 22 March 2004 and C$10m on 25 May 2004 in partial consideration under the Trust Agreement. British Energy is seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Unit 4 restarted earlier than these dates but has not recognised any additional amounts on its balance sheet at 30 June 2004 because of uncertainties regarding their realisation. The Company is in discussion with the Ontario Provincial Government which has indicated that it considers that the units may have restarted, for the purposes of the Trust Agreement, at later dates. The amounts recoverable in respect of the restarts will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.



17. Contingent liabilities

These accounts are drawn up on a going concern basis, the basis of which is explained more fully in note 1 to these financial statements. This note describes the contingent liabilities that are applicable to the Group and the Company.

The Group has been provided with the Government Facility by the Secretary of State. As at 30 June 2004, the Group had no drawings under the Government Facility. Also at 30 June 2004, the Group had cash and liquid investments of GBP501m of which GBP321m had been deposited as collateral to support trading and other operations.


The following security has been granted for obligations under the Government Facility made available by the Secretary of State:

- an all monies debenture creating fixed security (by way of assignment and/or fixed charge) over certain intra-group receivables and special accounts and a floating charge between the Secretary of State and certain Group companies;

-  fixed charges in relation to the UK nuclear power stations; and

- pledge and mortgage of shares in certain Group subsidiaries in favour of the Secretary of State.


Amounts owing by EPL to the Eggborough Banks are not guaranteed by the Company. However, the Company guarantees the payment of amounts by BEPET to EPL under the CTA, calculated to cover, amongst other things, EPL's borrowing and operating costs. In addition, the Company also provides a subordinated loan facility to EPL.

On 1 October 2003, the Company announced that it had entered into the Creditor Restructuring Agreement with certain significant creditors (including the Eggborough Banks) and BNFL relating to the standstill, recognition and compromise of their claims. However, while the Directors believe that the amounts of the agreed claims agreed for the purposes of the Proposed Restructuring currently reflect the amounts legally claimable, in the event of the Proposed Restructuring not being completed different amounts may be calculated as being claimable.

On 25 September 2002 the Nuclear  Generation  Decommissioning  Fund Limited (the
NDF) served a default notice relating to the solvency of the Company, BEG and BEGUK. Unless the default is cured to the satisfaction of the NDF, or waived, the NDF has the right to require accelerated payment of all of the contributions due to the NDF prior to the next quinquennial review in Autumn 2005. Annual payments are in the region of GBP18m. The NDF has agreed not to take enforcement action without further notice while the Group progresses satisfactorily towards achieving the Proposed Restructuring. If the conditions to the Proposed Restructuring are satisfied, the NDF and others will enter into a Deed of Termination whereby the NDF agrees that it shall take no action to enforce its rights pursuant to the default notice.

On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce Power Station.

The principal tax claim relates to the treatment of expenditure at the Bruce Power Station during the period of the Company's part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has never been recognised in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the tax claim. The Company is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

The Group has given certain indemnities and guarantees in respect of the disposal of its investment in AmerGen. As a result of an accounting adjustment made by Exelon to AmerGen's management accounts and closing accounts as at 21 December 2003, British Energy may be required to make a payment to Exelon of up to US$13.7m. British Energy served a dispute notice on Exelon on 4 June 2004 to preserve its rights and the parties are endeavouring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.





18. Non-adjusting post balance sheet events

Output Forecast

On 30 July 2004 the Company announced that following the evaluation of structural inspections carried out during the statutory outage at the Hartlepool power station and discussions with the Nuclear Installations Inspectorate, the Company decided that further work to demonstrate the integrity of certain boilers was necessary. This work entails visual inspections of a number of boilers at Heysham 1 (one reactor is shut down and the other was shut down for its statutory outage in early September) and at Hartlepool (one reactor is currently shut down and there is no impact on the operation of the other reactor).

At the same time, the Company also announced its revised target of annual nuclear output of around 61.5 TWh for the 2004/05 financial year. The Directors are satisfied that, in the Company's current circumstances, the impact of the downward revision in output target on the carrying value of its nuclear assets is not material. The expected annual nuclear output for the year ending 31 March 2005 will be given in the prospectus which is to be published pursuant to the Proposed Restructuring.


Exelon

As a result of ongoing discussions with Exelon outlined in note 17, the Company is reviewing with Exelon a working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale and this, if agreed, may result in a reduction in the purchase price payable by Exelon, with the reduction currently estimated to be in the range of up to US$6.3m.



Polygon

On 3 September 2004 two groups of shareholders, together holding 10.22% of our ordinary shares, requisitioned an extraordinary general meeting (the Requisitioned EGM). Those groups of shareholders were Polygon, Brandes and their respective associates. The Company is, as a result, obliged under the Companies Act to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If the Company was required, under the terms of the Creditor Restructuring Agreement, to take steps to cancel the London listings of its shares, but could not do so as a result of a failure to achieve such shareholder approval, the Company believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.

The Company announced on 23 September 2004 that the Requisitioned EGM will be held on 22 October 2004 and that as a result of this attempt to frustrate the Proposed Restructuring agreed by the Company in October 2003, it would be applying to the UKLA to cancel the listings of our ordinary and A Shares. As a consequence, and as announced on 23 September 2004, the NYSE suspended trading on the Company's ADR's prior to the opening of trading on 28 September 2004. At that time, the NYSE also instituted delisting proceedings.

On 24 September 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Creditor Restructuring Agreement long stop date of 31 January 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company's assets would, conditional on the Proposed Restructuring becoming effective, be transferred to a new intermediate holding company of the restructured British Energy group.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company's recent circulars, they now believe there is no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently have confirmed that they will vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM will take place on 22 October 2004 as described in the notice mailed to our shareholders. Our Board continues to reiterate its unanimous recommendation to all shareholders to vote against the resolutions proposed for the Requisitioned EGM.


Corporate Headquarters

On 15 September 2004 the Company announced the proposed sale of its corporate headquarters located at Peel Park, East Kilbride, Scotland to Kenmore Capital East Kilbride Limited in consideration of a cash payment of GBP6.625m and a potential additional cash payment of up to GBP0.25m if certain letting arrangements come to fruition. An exceptional depreciation charge of GBP3m was recorded in the quarter to align the carrying value of the Company's corporate headquarters to its market value. The Company has also entered into a ten year lease for part of the building. It is expected that the sale will be completed in January 2005. In August 2004 the Company signed a lease for our new corporate headquarters in Alba Campus, Livingston, Scotland.


State Aid

On 22 September 2004 the Company announced the receipt by the Secretary of State of notification from the European Commission that as far as the Proposed Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market. The European Commission's decision is subject to the following conditions:



- the Company's nuclear and generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidise any of the Company's businesses. This measure will last indefinitely;

- there will be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

- a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market prices for six years unless there are exceptional market circumstances as determined by an independent expert.



The European Commission has set down an additional requirement that a threshold of GBP1.629billion be set for the aid, above which the European Commission can request enhanced reporting to satisfy themselves that the state aid is being kept to a minimum and is only being used to authorised purposes.



Credit Rating

On 23 September 2004 the Company announced that it had received indicative non-investment grade ratings for the GBP550m of New Bonds that are to be issued to certain of the Company's creditors and to the Nuclear Liabilities Fund Limited upon completion of the Proposed Restructuring pursuant to the terms announced on 1 October 2003.



Classification of British Energy in the Public Sector

On 24 September 2004 the United Kingdom Office for National Statistics (ONS) announced that, with effect from 9 September 2002, the Company would be classified as in the public sector. This classification was stated by the ONS to reflect the control that can be exercised by the Government over the Group, first through the Credit Facility, and then as a result of the Proposed Restructuring. Prior to this announcement the ONS classified British Energy as part of the private sector.

The ONS's decision was made for UK National Accounts purposes and was dependent upon a judgement about the degree of control exercised by Government. The ONS has acknowledged that, following completion of the Proposed Restructuring, no one factor constitutes the degree of control necessary for a classification in the public sector. The decision is based on the view that, taken together, a number of factors represent a high degree of Government control.

The ONS has noted that as the Proposed Restructuring process has not been finalised, some of the details of its decision may change, and as a result this classification (as it applies to the Company post-restructuring) is provisional.

The Company is currently assessing the implications of this decision for its business. In particular, the Company is giving thought to those relationships that will exist post-restructuring that may require to be disclosed under FRS 8 in its financial statements for the year ending 31 March 2005. The Company has not, as yet, finalised its conclusions on this.



INDEPENDENT REVIEW REPORT TO BRITISH ENERGY PLC


Introduction

We have been instructed by the Company to review the financial information, contained in the quarterly report, which comprises the profit and loss account, balance sheet, cash flow statement, statement of total recognised gains and losses and related notes. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


Directors' Responsibilities

The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the quarterly figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.


Fundamental Uncertainty - Going Concern

In arriving at our review conclusion, we have considered the adequacy of the disclosures made in Note 1 concerning the preparation of the quarterly financial information on the going concern basis. The validity of this assumption depends on the fulfilment of the conditions of the Proposed Restructuring and achievement of the Group's cash generation initiatives, in each case within the time-scales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group's cash flow position, performance or outlook. In view of the significance of the uncertainty concerning these matters we consider that they should be drawn to your attention but our conclusion is not qualified in this respect.


Review Conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 June 2004.




PricewaterhouseCoopers LLP
Chartered Accountants
Edinburgh
30 September 2004




Notes:

(a) The maintenance and integrity of the British Energy plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the quarterly report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.





CERTIFICATION

I, Mike Alexander, Chief Executive Officer of British Energy plc
(the 'registrant'), certify that:

1. I have reviewed this quarterly report for the three-month period ended 30 June 2004 (the 'report') of the registrant;



2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;



3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;



4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:



(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;



(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this quarterly report (the 'Evaluation Date'); and



(c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;



5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):



(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report data and have identified for the registrant's auditors any material weakness in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;



6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: 30 September 2004               Name:             Mike Alexander

:                                     Title             Chief Executive Officer



                                 CERTIFICATION



I, Martin Gatto, Chief Financial Officer of British Energy plc
(the 'registrant'), certify that:



1. I have reviewed this quarterly report for the three-month period ended 30 June 2004 (the 'report') of the registrant;



2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;



3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;



4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:



(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this quarterly report (the 'Evaluation Date'); and

(c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;



5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):



(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report data and have identified for the registrant's auditors any material weakness in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;



6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: 30 September 2004               Name:             Martin Gatto

                                      Title:            Chief Financial Officer








                           CERTIFICATION PURSUANT TO

                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



I, Mike Alexander, Chief Executive Officer, certify, pursuant to 18 U.S.C.
section 1350, that:



(1) The quarterly report for the period ended 30 June 2004 (the 'report') of British Energy plc (the 'registrant') fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.






Date 30 September 2004                           Mike Alexander

                                                 Chief Executive Officer





                           CERTIFICATION PURSUANT TO

                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



I, Martin Gatto, Chief Financial Officer, certify, pursuant to 18 U.S.C. section 1350, that:



(1) The quarterly report for the period ended 30 June 2004 (the ' report') of British Energy plc (the 'registrant') fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and



(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.






Date 30 September 2004                           Martin Gatto
                                                 Chief Financial Officer





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 1, 2004                     BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations